UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2024 AND 2023

Address:	No. 3 Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan, R.O.C.
Telephone:	886-3-578-2258

The reader is advised that these consolidated financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

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REPRESENTATION LETTER

The entities included in the consolidated financial statements as of December 31, 2024 and for the year then ended prepared under the International Financial Reporting Standards, No.10 are the same as the entities to be included in the combined financial statements of the Company, pursuant to the Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises (referred to as “Combined Financial Statements”). Also, the footnotes disclosed in the Consolidated Financial Statements have fully covered the required information in such Combined Financial Statements. Accordingly, the Company did not prepare any other set of Combined Financial Statements than the Consolidated Financial Statements.

Very truly yours,

UNITED MICROELECTRONICS CORPORATION

Chairman: Stan Hung

February 26, 2025

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Independent Auditors’ Report

To United Microelectronics Corporation

Opinion

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years ended December 31, 2024 and 2023, and notes to the consolidated financial statements, including the summary of material accounting policies (together “the consolidated financial statements”).

In our opinion, based on our audits and the reports of other auditors (please refer to the Other Matter – Making Reference to the Audits of Component Auditors section of our report), the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and their consolidated financial performance and cash flows for the years ended December 31, 2024 and 2023, in conformity with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed and became effective by Financial Supervisory Commission of the Republic of China.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Financial Statement Audit and Attestation Engagements of Certified Public Accountants and the Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the Norm of Professional Ethics for Certified Public Accountant of the Republic of China (the “Norm”), and we have fulfilled our other ethical responsibilities in accordance with the Norm. Based on our audits and the reports of other auditors, we believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of 2024 consolidated financial statements. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Valuation for slow-moving inventories

As of December 31, 2024, the Company’s net inventories amounted to NT$35,782 million. As the semiconductor industry is characterized by rapid changes in technology, management has to evaluate and estimate a reserve for slow-moving inventories that are expected to be written-off or otherwise disposed of at a future date. Auditing the valuation for slow-moving inventories was complex due to the judgmental nature of the Company’s estimation of the appropriate amount of the slow-moving inventories reserve, utilizing key inputs including historical usage, write-off activities and inventory aging. Therefore, we consider this is a key audit matter.

We obtained an understanding, evaluated the design and tested the operating effectiveness of internal controls over the Company’s slow-moving inventories reserve process. For example, we tested the control over management’s review of the reserve method and the key inputs used in the valuation process. To test the slow-moving inventories reserve, our audit procedures included, amongst others, evaluate the appropriateness of management’s methodology to determine inventory aging and inventory reserve percentages, compare slow-moving inventories reserve to historical usage and write-off activities, and test the accuracy and completeness of the underlying data used in such determination. We also recalculated inventory reserve for the application of the reserve percentages to the inventory aging categories.

In addition, we evaluated the adequacy of disclosures of inventories. Please refer to Notes 5 and 6 to the Company’s consolidated financial statements.

Other Matter – Making Reference to the Audits of Component Auditors

We did not audit the financial statements of certain associates and joint ventures accounted for under the equity method. Those financial statements were audited by other auditors, whose reports thereon have been furnished to us, and our opinions expressed herein are based solely on the reports of other auditors. These associates and joint ventures under equity method amounted to NT$27,670 million and NT$29,337 million, representing 4.85% and 5.25% of consolidated total assets as of December 31, 2024 and 2023, respectively. The related shares of profit or loss from the associates and joint ventures under the equity method amounted to NT$(92) million and NT$5,929 million, representing (0.16)% and 8.36% of the consolidated income before tax for the years ended December 31, 2024 and 2023, respectively, and the related shares of other comprehensive income (loss) from the associates and joint ventures under the equity method amounted to NT$318 million and NT$12 million, representing 0.57% and 0.02% of the consolidated total comprehensive income for the years ended December 31, 2024 and 2023, respectively.

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Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the requirements of the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards, International Accounting Standards, Interpretations developed by the International Financial Reporting Interpretations Committee or the former Standing Interpretations Committee as endorsed and became effective by Financial Supervisory Commission of the Republic of China and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability to continue as a going concern of the Company, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including audit committee or supervisors, are responsible for overseeing the financial reporting process of the Company.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

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2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability to continue as a going concern of the Company. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the accompanying notes, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of 2024 consolidated financial statements and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

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Other

We have audited and expressed an unqualified opinion including an Other Matter Paragraph on the parent company only financial statements of the Company as of and for the years ended December 31, 2024 and 2023.

/s/ Yang, Yu-Ni

/s/ Hsu, Hsin-Min

Ernst & Young, Taiwan

February 26, 2025

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

Accordingly, the accompanying consolidated financial statements and report of independent auditors are not intended for use by those who are not informed about the accounting principles or Standards on Auditing of the Republic of China, and their applications in practice.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2024	2023
Current assets
Cash and cash equivalents	4, 6(1)	$105,000,226	$132,553,615
Financial assets at fair value through profit or loss, current	4, 5, 6(2)	606,018	443,601
Financial assets at fair value through other comprehensive income, current	4, 5, 6(3)	5,893,377	5,753,379
Financial assets measured at amortized cost, current	4, 6(4)	3,739,224	6,131,077
Contract assets, current	4, 6(21)	625,713	739,528
Accounts receivable, net	4, 6(5)	32,723,426	29,237,550
Accounts receivable-related parties, net	4, 7	620,013	347,964
Other receivables	4	1,651,494	2,707,400
Current tax assets	4	83,944	130,123
Inventories, net	4, 5, 6(6)	35,782,464	35,712,558
Prepayments		2,337,085	2,163,387
Other current assets	6(21)	614,900	877,210
Total current assets		189,677,884	216,797,392

Non-current assets
Financial assets at fair value through profit or loss, noncurrent	4, 5, 6(2)	17,850,914	16,694,860
Financial assets at fair value through other comprehensive income, noncurrent	4, 5, 6(3)	11,315,951	11,930,581
Financial assets measured at amortized cost, noncurrent	4, 6(4)	-	222,691
Investments accounted for under the equity method	4, 6(7), 7	43,320,605	45,406,511
Property, plant and equipment	4, 6(8), 8	279,059,037	239,123,248
Right-of-use assets	4, 6(9), 8	8,039,015	7,000,355
Intangible assets	4, 6(10), 7	4,154,315	4,372,555
Deferred tax assets	4, 6(26)	5,210,489	5,119,795
Prepayment for equipment		4,932,505	4,725,583
Refundable deposits	8	1,992,400	2,708,823
Other noncurrent assets-others		4,647,562	5,084,533
Total non-current assets		380,522,793	342,389,535

Total assets		$570,200,677	$559,186,927

(continued)

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Liabilities and Equity	Notes	2024	2023
Current liabilities
Short-term loans	6(11), 6(28)	$8,515,000	$13,530,000
Financial liabilities at fair value through profit or loss, current	4, 6(12)	901,000	1,019,362
Contract liabilities, current	4, 6(21)	2,200,561	3,250,712
Accounts payable		7,633,427	7,526,159
Other payables	4, 6(20), 6(22), 7	24,103,882	25,670,984
Payables on equipment		10,522,489	19,196,256
Current tax liabilities	4	3,365,012	6,657,347
Lease liabilities, current	4, 6(9), 6(28)	636,357	514,324
Current portion of long-term liabilities	4, 6(13), 6(14), 6(28)	10,994,998	16,006,797
Other current liabilities	4, 6(16), 6(17), 6(18), 6(28)	6,387,463	5,642,792
Total current liabilities		75,260,189	99,014,733

Non-current liabilities
Contract liabilities, noncurrent	4, 6(21)	459,620	430,640
Bonds payable	4, 6(13), 6(28)	24,584,979	24,579,651
Long-term loans	6(14), 6(28)	30,948,500	20,656,248
Deferred tax liabilities	4, 6(26)	7,810,834	5,262,872
Lease liabilities, noncurrent	4, 6(9), 6(28)	5,782,659	4,878,863
Net defined benefit liabilities, noncurrent	4, 6(15)	1,432,249	2,205,085
Guarantee deposits	6(28)	41,953,360	40,122,956
Other noncurrent liabilities-others	4, 6(16), 6(18), 6(20), 6(28)	3,783,283	2,457,307
Total non-current liabilities		116,755,484	100,593,622

Total liabilities		192,015,673	199,608,355

Equity attributable to the parent company
Capital	4, 6(19)
Common stock		125,607,164	125,298,222
Additional paid-in capital	4, 6(19), 6(20)
Premiums		4,960,958	3,997,662
Treasury stock transactions		4,531,955	4,531,955
The differences between the fair value of the consideration paid or received from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries		3,039,275	3,039,275
Recognition of changes in subsidiaries’ ownership		23,654	3,807
Share of changes in net assets of associates and joint ventures accounted for using equity method		328,679	358,848
Restricted stock for employees		1,877,097	2,373,830
Other		20,858	19,396
Retained earnings	6(19)
Legal reserve		36,727,862	30,472,125
Special reserve		-	2,734,058
Unappropriated earnings		190,120,643	183,847,052
Other components of equity	4, 6(20)
Exchange differences on translation of foreign operations		696,785	(8,646,445)
Unrealized gains or losses on financial assets measured at fair value through other comprehensive income		11,985,495	13,199,259
Unearned employee compensation		(1,992,034)	(1,991,331)
Total equity attributable to the parent company		377,928,391	359,237,713

Non-controlling interests	6(19)	256,613	340,859
Total equity		378,185,004	359,578,572

Total liabilities and equity		$570,200,677	$559,186,927

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the years ended December 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2024	2023
Operating revenues	4, 6(21), 7	$232,302,584	$222,533,000
Operating costs	4, 6(6), 6(10), 6(15), 6(20), 6(21), 6(22), 7	(156,648,504)	(144,789,162)
Gross profit		75,654,080	77,743,838
Operating expenses	4, 6(5), 6(10), 6(15), 6(20), 6(22), 7
Sales and marketing expenses		(2,701,483)	(3,225,154)
General and administrative expenses		(7,117,416)	(7,477,037)
Research and development expenses		(15,616,039)	(13,283,830)
Expected credit impairment gains		69,519	130,518
Subtotal		(25,365,419)	(23,855,503)
Net other operating income and expenses	4, 6(16), 6(23)	1,323,909	4,002,326
Operating income		51,612,570	57,890,661
Non-operating income and expenses
Interest income	4	3,670,218	4,853,124
Other income	4	1,253,376	1,773,498
Other gains and losses	4, 6(24)	(299,794)	79,321
Finance costs	6(24)	(1,756,100)	(1,570,374)
Share of profit or loss of associates and joint ventures	4, 6(7)	410,611	6,913,213
Bargain purchase gain	4, 6(7)	-	494,001
Exchange gain, net	4	1,328,832	478,784
Subtotal		4,607,143	13,021,567
Income from continuing operations before income tax		56,219,713	70,912,228
Income tax expense	4, 6(26)	(9,113,457)	(9,472,411)
Net income		47,106,256	61,439,817
Other comprehensive income (loss)	6(25)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	4, 6(15)	188,451	402,234
Unrealized gains or losses from equity instruments investments measured at	4	(539,327)	5,530,359
fair value through other comprehensive income
Share of other comprehensive income (loss) of associates and joint ventures		(655,739)	2,627,891
which will not be reclassified subsequently to profit or loss
Income tax related to items that will not be reclassified subsequently	4, 6(26)	(35,707)	(12,297)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translation of foreign operations		8,902,745	(2,386,278)
Share of other comprehensive income (loss) of associates and joint ventures		323,537	(74,419)
which may be reclassified subsequently to profit or loss
Income tax related to items that may be reclassified subsequently	4, 6(26)	117,024	330,436
Total other comprehensive income (loss)		8,300,984	6,417,926
Total comprehensive income (loss)		$55,407,240	$67,857,743

Net income (loss) attributable to:
Shareholders of the parent		$47,210,930	$60,989,633
Non-controlling interests		(104,674)	450,184
		$47,106,256	$61,439,817

Comprehensive income (loss) attributable to:
Shareholders of the parent		$55,511,838	$67,407,573
Non-controlling interests		(104,598)	450,170
		$55,407,240	$67,857,743

Earnings per share (NTD)	4, 6(27)
Earnings per share-basic		$3.80	$4.93
Earnings per share-diluted		$3.74	$4.83

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the years ended December 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

		Equity Attributable to the Parent Company
		Capital			Retained Earnings			Other Components of Equity
	Notes	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	Exchange Differences on Translation of Foreign Operations	Unrealized Gains or Losses on Financial Assets Measured at Fair Value through Other Comprehensive Income	Unearned Employee Compensation	Total	Non- Controlling Interests	Total Equity
Balance as of January 1, 2023	6(19)	$125,047,490	$12,377,833	$21,566,986	$4,914,214	$175,765,824	$(6,516,198)	$3,782,141	$(1,831,030)	$335,107,260	$343,679	$335,450,939
Appropriation and distribution of 2022 retained earnings	6(19)
Legal reserve		-	-	8,905,139	-	(8,905,139)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,180,156)	2,180,156	-	-	-	-	-	-
Cash dividends		-	-	-	-	(45,017,096)	-	-	-	(45,017,096)	-	(45,017,096)
Net income for the year ended December 31, 2023	6(19)	-	-	-	-	60,989,633	-	-	-	60,989,633	450,184	61,439,817
Other comprehensive income (loss) for the year ended December 31, 2023	6(19), 6(25)	-	-	-	-	327,156	(2,130,247)	8,221,031	-	6,417,940	(14)	6,417,926
Total comprehensive income (loss)		-	-	-	-	61,316,789	(2,130,247)	8,221,031	-	67,407,573	450,170	67,857,743
Share-based payment transaction	4, 6(19), 6(20)	250,732	934,945	-	-	(5,170)	-	-	(160,301)	1,020,206	5,817	1,026,023
Share of changes in net assets of associates and joint ventures accounted for		-	45,225	-	-	432,357	-	(432,357)	-	45,225	-	45,225
using equity method
Disposal of investments accounted for under the equity method		-	117,264	-	-	(56)	-	56	-	117,264	-	117,264
The differences between the fair value of the consideration paid or received		-	2,572,818	-	-	-	-	-	-	2,572,818	-	2,572,818
from acquiring or disposing subsidiaries and the carrying amounts of the subsidiaries
Changes in subsidiaries’ ownership	4, 6(19)	-	3,485	-	-	(292,225)	-	-	-	(288,740)	456	(288,284)
Disposal of equity instruments investments measured at fair value through other	4, 6(3)	-	-	-	-	(1,628,388)	-	1,628,388	-	-	-	-
comprehensive income
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	4,187	4,187
Others	6(19)	-	(1,726,797)	-	-	-	-	-	-	(1,726,797)	(463,450)	(2,190,247)
Balance as of December 31, 2023	6(19)	125,298,222	14,324,773	30,472,125	2,734,058	183,847,052	(8,646,445)	13,199,259	(1,991,331)	359,237,713	340,859	359,578,572
Appropriation and distribution of 2023 retained earnings	6(19)
Legal reserve		-	-	6,255,737	-	(6,255,737)	-	-	-	-	-	-
Special reserve reversed		-	-	-	(2,734,058)	2,734,058	-	-	-	-	-	-
Cash dividends		-	-	-	-	(37,587,102)	-	-	-	(37,587,102)	-	(37,587,102)
Net income (loss) for the year ended December 31, 2024	6(19)	-	-	-	-	47,210,930	-	-	-	47,210,930	(104,674)	47,106,256
Other comprehensive income (loss) for the year ended December 31, 2024	6(19), 6(25)	-	-	-	-	171,373	9,343,230	(1,213,695)	-	8,300,908	76	8,300,984
Total comprehensive income (loss)		-	-	-	-	47,382,303	9,343,230	(1,213,695)	-	55,511,838	(104,598)	55,407,240
Share-based payment transaction	4, 6(19), 6(20)	308,942	466,981	-	-	-	-	-	(703)	775,220	1,913	777,133
Share of changes in net assets of associates and joint ventures accounted for		-	(30,169)	-	-	69	-	(69)	-	(30,169)	-	(30,169)
using equity method
Changes in subsidiaries’ ownership	4, 6(19)	-	19,429	-	-	-	-	-	-	19,429	(7,910)	11,519
Non-Controlling Interests	6(19)	-	-	-	-	-	-	-	-	-	26,349	26,349
Others		-	1,462	-	-	-	-	-	-	1,462	-	1,462
Balance as of December 31, 2024	6(19)	$125,607,164	$ 14,782,476	$ 36,727,862	$-	$190,120,643	$ 696,785	$ 11,985,495	$ (1,992,034)	$377,928,391	$ 256,613	$378,185,004

The accompanying notes are an integral part of the consolidated financial statements.

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English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2024	2023
Cash flows from operating activities:
Net income before tax	$56,219,713	$70,912,228
Adjustments to reconcile net income before tax to net cash provided by operating activities:
Depreciation	45,472,102	37,757,556
Amortization	2,695,564	2,726,481
Expected credit impairment gains	(69,519)	(130,518)
Net loss of financial assets and liabilities at fair value through profit or loss	320,956	40,553
Interest expense	1,678,702	1,473,729
Interest income	(3,670,218)	(4,853,124)
Dividend income	(1,202,714)	(1,773,498)
Share-based payment	788,849	1,031,896
Share of profit of associates and joint ventures	(410,611)	(6,913,213)
Gain on disposal of property, plant and equipment	(72,402)	(268,293)
Gain on disposal of subsidiary	(352)	-
Gain on disposal of investments accounted for under the equity method	(817)	(19,620)
Exchange loss on financial assets and liabilities	1,331,907	85,353
Bargain purchase gain	-	(494,001)
Gain on lease modification	(8,599)	(113)
Amortization of deferred government grants	(841,091)	(2,663,843)
Income and expense adjustments	46,011,757	25,999,345
Changes in operating assets and liabilities:
Financial assets and liabilities at fair value through profit or loss	(543,068)	1,945,525
Contract assets	110,439	(381,105)
Notes receivable and accounts receivable	(3,269,237)	7,201,939
Other receivables	662,553	(526,223)
Inventories	365,305	(4,944,756)
Prepayments	223,545	939,912
Other current assets	(31,289)	-
Contract fulfillment costs	303,311	(164,316)
Contract liabilities	(599,528)	(267,858)
Accounts payable	14,590	(1,341,114)
Other payables	(1,173,347)	(5,683,081)
Other current liabilities	1,056,250	1,470,483
Net defined benefit liabilities	(584,384)	(262,084)
Other noncurrent liabilities-others	(4,947)	(89,593)
Cash generated from operations	98,761,663	94,809,302
Interest received	4,151,879	4,579,972
Dividend received	2,274,607	3,649,805
Interest paid	(1,339,730)	(1,027,500)
Income tax paid	(9,976,377)	(16,011,870)
Net cash provided by operating activities	93,872,042	85,999,709

(continued)

12

English Translation of Consolidated Financial Statements Originally Issued in Chinese
UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2024 and 2023
(Expressed in Thousands of New Taiwan Dollars)

	For the years ended December 31,
	2024	2023
Cash flows from investing activities:
Acquisition of financial assets at fair value through profit or loss	$(1,894,858)	$(1,182,248)
Proceeds from disposal of financial assets at fair value through profit or loss	989,051	525,237
Acquisition of financial assets at fair value through other comprehensive income or loss	(64,694)	-
Acquisition of financial assets measured at amortized cost	(4,167,692)	(6,296,321)
Proceeds from redemption of financial assets measured at amortized cost	6,702,256	678,907
Acquisition of investments accounted for under the equity method	(533,973)	-
Proceeds from disposal of investments accounted for under the equity method	-	293,266
Increase in prepayment for investments	(7,135)	-
Proceeds from capital reduction of investments accounted for under the equity method	1,601,874	1,303,106
Disposal of subsidiary	(196,009)	-
Acquisition of property, plant and equipment	(88,543,595)	(91,473,668)
Proceeds from disposal of property, plant and equipment	120,939	323,385
Increase in refundable deposits	(769,153)	(44,100)
Decrease in refundable deposits	1,519,269	83,856
Acquisition of intangible assets	(2,799,420)	(2,546,516)
Government grants related to assets acquisition	2,131,264	591,086
Increase in other noncurrent assets-others	(29,227)	(42,532)
Net cash used in investing activities	(85,941,103)	(97,786,542)
Cash flows from financing activities:
Increase in short-term loans	30,683,900	29,120,960
Decrease in short-term loans	(35,698,900)	(15,590,960)
Proceeds from bonds issued	-	10,000,000
Bonds issuance costs	(465)	(10,755)
Redemption of bonds	(8,500,000)	-
Proceeds from long-term loans	36,286,030	15,416,130
Repayments of long-term loans	(23,107,596)	(11,558,426)
Increase in guarantee deposits	68,041	11,651,109
Decrease in guarantee deposits	(640,362)	(1,227,764)
Cash payments for the principal portion of the lease liability	(731,138)	(666,439)
Decrease in other financial liabilities	-	(21,209,443)
Cash dividends	(37,585,606)	(45,014,783)
Change in non-controlling interests	26,349	4,187
Net cash used in financing activities	(39,199,747)	(29,086,184)
Effect of exchange rate changes on cash and cash equivalents	3,715,419	(392,145)
Net decrease in cash and cash equivalents	(27,553,389)	(41,265,162)
Cash and cash equivalents at beginning of year	132,553,615	173,818,777
Cash and cash equivalents at end of year	$105,000,226	$132,553,615

The accompanying notes are an integral part of the consolidated financial statements.

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UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2024 and 2023

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (UMC) was incorporated in Republic of China (R.O.C.) in May 1980 and commenced operations in April 1982. UMC is a full service semiconductor wafer foundry, and provides a variety of services to satisfy customer needs. UMC’s ordinary shares were publicly listed on the Taiwan Stock Exchange (TWSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

The address of its registered office and principal place of business is No. 3, Li-Hsin 2nd Road, Hsinchu Science Park, Hsinchu, Taiwan. The principal operating activities of UMC and its subsidiaries (collectively as “the Company”) are described in Notes 4(3) and 14.

2.	DATE AND PROCEDURES OF AUTHORIZATION OF FINANCIAL STATEMENTS FOR ISSUE

The consolidated financial statements of the Company were authorized for issue in accordance with a resolution of the Board of Directors’ meeting on February 26, 2025.

3.	NEWLY ISSUED OR REVISED STANDARDS AND INTERPRETATIONS

(1)	The Company applied International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), and Interpretations issued, revised or amended which are endorsed by Financial Supervisory Commission (FSC) and become effective for annual periods beginning on or after January 1, 2024. There are no newly adopted or revised standards and interpretations that have material impact on the Company’s financial position and performance.

(2)	Standards issued by International Accounting Standards Board (“IASB”) which have been endorsed by FSC, but not yet adopted by the Company are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability	January 1, 2025

14

Amendments to IAS 21 “The Effects of Changes in Foreign Exchange Rates” - Lack of Exchangeability

These amendments specify whether a currency is exchangeable into another currency and, when it is not, to determining the exchange rate to use and the disclosures to provide.

The abovementioned standards and interpretations were issued by IASB and endorsed by FSC so that they are applicable for annual periods beginning on or after January 1, 2025 and have no material impact on the Company’s financial position and performance.

(3)	Standards issued by IASB but not yet endorsed by FSC (the effective dates are to be determined by FSC) are listed below:

New, Revised or Amended Standards and Interpretations	Effective Date issued by IASB
IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures” - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by IASB
IFRS 17 “Insurance Contracts”	January 1, 2023
IFRS 18 “Presentation and Disclosure in Financial Statements”	January 1, 2027
IFRS 19 “Disclosure Initiative - Subsidiaries without Public Accountability: Disclosures”	January 1, 2027
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Amendments to the Classification and Measurement of Financial Instruments	January 1, 2026
Annual Improvements to IFRS Accounting Standards - Volume 11	January 1, 2026
Amendments to IFRS 9 “Financial Instruments” and IFRS 7 “Financial Instruments: Disclosures” - Contracts Referencing Nature-dependent Electricity	January 1, 2026

15

The potential effects of adopting the standards or interpretations issued by IASB but not yet endorsed by FSC on the Company’s financial statements in future periods are summarized as below:

a.	Amendments to IFRS 10 “Consolidated Financial Statements” (IFRS 10) and IAS 28 “Investments in Associates and Joint Ventures” (IAS 28) - Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address the inconsistency between the requirements in IFRS 10 and IAS 28, in dealing with the loss of control of a subsidiary that is contributed to an associate or a joint venture. IAS 28 restricts gains and losses arising from contributions of non-monetary assets to an associate or a joint venture to the extent of the interest attributable to the other equity holders in the associate or joint ventures. IFRS 10 requires full profit or loss recognition on the loss of control of the subsidiary. IAS 28 was amended so that the gain or loss resulting from the sale or contribution of assets that constitute a business as defined in IFRS 3 “Business Combinations” (IFRS 3) between an investor and its associate or joint venture is recognized in full.

IFRS 10 was also amended so that the gain or loss resulting from the sale or contribution of a subsidiary that does not constitute a business as defined in IFRS 3 between an investor and its associate or joint venture is recognized only to the extent of the unrelated investors’ interests in the associate or joint venture.

b.	IFRS 17 “Insurance Contracts” (IFRS 17)

IFRS 17 provides a comprehensive model for insurance contracts, covering all relevant accounting aspects (including recognition, measurement, presentation and disclosure requirements). The core of IFRS 17 is the General (building block) Model, under this model, on initial recognition, an entity shall measure a group of insurance contracts at the total of the fulfilment cash flows and the contractual service margin. The carrying amount of a group of insurance contracts at the end of each reporting period shall be the sum of the liability for remaining coverage and the liability for incurred claims.

Other than the General Model, the standard also provides a specific adaptation for contracts with direct participation features (the Variable Fee Approach) and a simplified approach (Premium Allocation Approach) mainly for short-duration contracts.

IFRS 17 was issued in May 2017 and it was amended in 2020 and 2021. The amendments include deferral of the date of initial application of IFRS 17 by two years to annual beginning on or after January 1, 2023 (from the original effective date of January 1, 2021), provide additional transition reliefs, simplify some requirements to reduce the costs of applying IFRS 17 and revise some requirements to make the results easier to explain. IFRS 17 replaces an interim Standard - IFRS 4 Insurance Contracts - from annual reporting periods beginning on or after January 1, 2023.

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c.	IFRS 18 “Presentation and Disclosure in Financial Statements” (IFRS 18)

IFRS 18 replaces IAS 1 “Presentation of Financial Statements”. The main changes in the new standard are as below:

i.	Improved comparability in the statement of profit or loss (income statement)

IFRS 18 requires entities to classify all income and expenses within their statement of profit or loss into one of five categories: operating; investing; financing; income taxes; and discontinued operations. The first three categories are new, to improve the structure of the income statement, and requires all entities to provide new defined subtotals, including operating profit or loss. The improved structure and new subtotals will give investors a consistent starting point for analyzing entities’ performance and make it easier to compare entities.

ii.	Enhanced transparency of management-defined performance measures

IFRS 18 requires entities to disclose explanations of those entity-specific measures that are related to the income statement, referred to as management-defined performance measures.

iii.	Useful grouping of information in the financial statements

IFRS 18 sets out enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes. The changes are expected to provide more detailed and useful information. IFRS 18 also requires entities to provide more transparency about operating expenses, helping investors to find and understand the information they need.

d.	Amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Amendments to the Classification and Measurement of Financial Instruments

The amendments include:

i.	Clarify that a financial liability is derecognised on the settlement date and describe the accounting treatment for settlement of financial liabilities using an electronic payment system before the settlement date.

ii.	Clarify how to assess the contractual cash flow characteristics of financial assets that include environmental, social and governance (ESG)-linked features and other similar contingent features.

iii.	Clarify the treatment of non-recourse assets and contractually linked instruments.

iv.	Require additional disclosures in IFRS 7 for financial assets and liabilities with contractual terms that reference a contingent event (including those that are ESG-linked), and equity instruments classified at fair value through other comprehensive income.

17

e.	Amendments to IFRS 9 “Financial Instruments” (IFRS 9) and IFRS 7 “Financial Instruments: Disclosures” (IFRS 7) - Contracts Referencing Nature-dependent Electricity

The amendments include:

i.	Clarify the application of the “own-use” requirements.

ii.	Permit hedge accounting if these contracts are used as hedging instruments.

iii.	Add new disclosure requirements to enable investors to understand the effect of these contracts on a company’s financial performance and cash flows.

The Company is currently evaluating the potential impact of the aforementioned standards and interpretations listed (a) - (e) to the Company’s financial position and performance, and the related impact will be disclosed when the evaluation is completed.

4.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

(1)	Statement of Compliance

The Company’s consolidated financial statements were prepared in accordance with Regulations Governing the Preparation of Financial Reports by Securities Issuers (Regulations), IFRSs, IASs, IFRIC and SIC, which are endorsed by FSC (TIFRSs).

(2)	Basis of Preparation

The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value.

(3)	General Description of Reporting Entity

a.	Principles of consolidation

Subsidiaries are fully consolidated from the date of acquisition (the date on which the Company obtains control), and continue to be consolidated until the date that such control ceases. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of the subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intra-group balances, transactions, unrealized gains and losses and dividends resulting from intra-group transactions are eliminated in full.

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A change in the ownership interest of a subsidiary, without a change of control, is accounted for as an equity transaction. Total comprehensive income of subsidiaries is attributed to the shareholders of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

If the Company loses control over a subsidiary, the Company derecognizes the assets and liabilities of the subsidiary, as well as any non-controlling interests previously recorded by the Company. A gain or loss is recognized in profit or loss and is calculated as the difference between: (a) the aggregate of the fair value of consideration received and the fair value of any retained interest at the date when control is lost; and (b) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. Any gain or loss previously recognized in the other comprehensive income would be reclassified to profit or loss or transferred directly to retained earnings if required by other TIFRSs. The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the cost on initial recognition of an investment.

b.	The consolidated entities are as follows:

As of December 31, 2024 and 2023

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2024	2023
UMC	UMC GROUP (USA)	IC Sales	100.00	100.00
UMC	UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Marketing support activities	100.00	100.00
UMC	UMC CAPITAL CORP.	Investment holding	100.00	100.00
UMC	GREEN EARTH LIMITED (GE)	Investment holding	100.00	100.00
UMC	TLC CAPITAL CO., LTD. (TLC)	Venture capital	100.00	100.00
UMC	UMC INVESTMENT (SAMOA) LIMITED	Investment holding	100.00	100.00
UMC	FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Consulting and planning for venture capital	100.00	100.00
UMC	UMC KOREA CO., LTD. (UMC KOREA)	Marketing support activities	100.00	100.00
UMC	OMNI GLOBAL LIMITED (OMNI)	Investment holding	100.00	100.00
UMC	SINO PARAGON LIMITED	Investment holding	100.00	100.00
UMC	BEST ELITE INTERNATIONAL LIMITED (BE)	Investment holding	100.00	100.00
UMC	UNITED SEMICONDUCTOR JAPAN CO., LTD. (USJC)	Sales and manufacturing of integrated circuits	100.00	100.00

19

			Percentage of ownership (%) As of December 31,
Investor	Subsidiary	Business nature	2024	2023
UMC and FORTUNE	WAVETEK MICROELECTRONICS CORPORATION (WAVETEK)	Sales and manufacturing of integrated circuits	79.54	80.00
TLC	SOARING CAPITAL CORP.	Investment holding	100.00	100.00
SOARING CAPITAL CORP.	UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment holding and advisory	100.00	100.00
GE	UNITED MICROCHIP CORPORATION	Investment holding	100.00	100.00
FORTUNE	TERA ENERGY DEVELOPMENT CO., LTD. (TERA ENERGY)	Energy technical services	94.93	99.01
TERA ENERGY	EVERRICH ENERGY INVESTMENT (HK) LIMITED (EVERRICH-HK)	Investment holding	100.00	100.00
EVERRICH-HK	EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	100.00	100.00
OMNI	UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	Research and development	100.00	100.00
OMNI	ECP VITA PTE. LTD.	Insurance	100.00	100.00
WAVETEK	WAVETEK MICROELECTRONICS CORPORATION (USA)	Marketing service	100.00	100.00
BE	INFOSHINE TECHNOLOGY LIMITED (INFOSHINE)	Investment holding	100.00	100.00
INFOSHINE	OAKWOOD ASSOCIATES LIMITED (OAKWOOD)	Investment holding	100.00	100.00
OAKWOOD	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. (HEJIAN)	Sales and manufacturing of integrated circuits	99.9985	99.9985
HEJIAN	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. (UDS) (Note)	Integrated circuits design services	-	100.00
UNITED MICROCHIP CORPORATION and HEJIAN	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM)	Sales and manufacturing of integrated circuits	100.00	100.00

Note:	In August 2024, HEJIAN has disposed of its 100% of ownership interest in the subsidiary, UDS. Please refer to Note 7.

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(4)	Business Combinations and Goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred, the identifiable assets acquired and liabilities assumed are measured at the acquisition date fair value. For the components of non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation, the acquirer measures at either fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and are classified under administrative expenses.

When the Company acquires a business, it assesses the assets acquired and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date.

If the business combination is achieved in stages, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree is remeasured at fair value as at the acquisition date through profit or loss.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Subsequent changes to the fair value of the contingent consideration which is deemed to be an asset or liability, will be recognized in accordance with IFRS 9, either in profit or loss or other comprehensive income. If the contingent consideration is classified as equity, it should not be remeasured until it is finally settled within equity.

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the acquisition date fair value of the acquirer’s previously held equity interest in the acquiree and the amount recognized for non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the fair value of the net assets acquired is in excess of the aggregate consideration transferred and non-controlling interests, the difference is recognized as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each cash-generating unit (“CGU”) that is expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. Each unit or groups of units to which the goodwill is so allocated represents the lowest level within the Company at which the goodwill is monitored for internal management purposes and cannot be larger than an operating segment before aggregation.

21

Where goodwill forms part of a CGU and part of the operation within that unit is disposed, the goodwill associated with the operation disposed is included in the carrying amount of the operation. Goodwill disposed in this circumstance is measured based on the relative values of the operation disposed and the portion of the CGU retained.

(5)	Foreign Currency Transactions

The Company’s consolidated financial statements are presented in New Taiwan Dollars (NTD), which is also the parent company’s functional currency. Each entity in the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the transaction date. Monetary assets and liabilities denominated in foreign currencies are translated into functional currency at the closing rates of exchange at the reporting date. Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair value is determined. Non-monetary items that are measured at historical cost in foreign currencies are translated using the exchange rates as at the dates of the initial transactions.

All exchange differences arising on the settlement of monetary items or on translating monetary items are taken to profit or loss in the period in which they arise except for the following:

a.	Exchange differences arising from foreign currency borrowings for an acquisition of a qualifying asset to the extent that they are regarded as an adjustment to interest costs are included in the borrowing costs that are eligible for capitalization.

b.	Foreign currency derivatives within the scope of IFRS 9 are accounted for based on the accounting policy for financial instruments.

c.	Exchange differences arising on a monetary item that is part of a reporting entity’s net investment in a foreign operation are recognized initially in other comprehensive income and reclassified from equity to profit or loss upon disposal of such investment.

22

When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. When a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

(6)	Translation of Foreign Currency Financial Statements

The assets and liabilities of foreign operations are translated into NTD at the closing rate of exchange prevailing at the reporting date and their income and expenses are translated at an average exchange rate for the period. The exchange differences arising on the translation are recognized in other comprehensive income. On disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss when the gain or loss on disposal is recognized.

On partial disposal of a subsidiary that includes a foreign operation that does not result in a loss of control, the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is re-attributed to the non-controlling interests in that foreign operation. On partial disposal of an associate or a joint venture that includes a foreign operation that does not result in a loss of significant influence or joint control, only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income is reclassified to profit or loss.

Any goodwill and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and expressed in its functional currency.

(7)	Current and Non-Current Distinction

An asset is classified as current when:

a.	the Company expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;
b.	the Company holds the asset primarily for the purpose of trading;
c.	the Company expects to realize the asset within twelve months after the reporting period; or
d.	the asset is cash or a cash equivalent unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

23

All other assets are classified as non-current.

A liability is classified as current when:

a.	the Company expects to settle the liability in normal operating cycle;
b.	the Company holds the liability primarily for the purpose of trading;
c.	the liability is due to be settled within twelve months after the reporting period; or
d.	the Company does not have the right at the end of the reporting period to defer settlement of the liability for at least twelve months after the reporting period.

All other liabilities are classified as non-current.

(8)	Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks of changes in value resulting from changes in interest rates, including time deposits with original maturities of three months or less and repurchase agreements collateralized by government bonds and corporate bonds.

(9)	Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instrument.

The Company determines the classification of its financial assets at initial recognition. In accordance with IFRS 9 and the Regulations, financial assets of the Company are classified as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, and financial assets measured at amortized cost.

Purchase or sale of financial assets and liabilities are recognized using trade date accounting. All financial assets are recognized initially at fair value plus, in the case of investments not at fair value through profit or loss, directly attributable costs. Financial assets at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the statement of comprehensive income.

24

Financial Assets

a.	Classification and subsequent measurement

i.	Financial assets at fair value through profit or loss

Financial assets that are not measured at amortized cost or at fair value through other comprehensive income are measured at fair value, with changes in fair value and dividends recognized in profit or loss.

ii.	Financial assets at fair value through other comprehensive income

At initial recognition, the Company may make an irrevocable election to present in other comprehensive income subsequent changes in the fair value of an investment in an equity instrument that is not held for trading. When there is a disposal of such equity instrument, accumulated amounts presented in other comprehensive income are not subsequently transferred to profit or loss but are transferred directly to the retained earnings.

Dividends on these investments in equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established, unless the dividends clearly represent a recovery of part of the cost of the investment.

iii.	Financial assets measured at amortized cost

The financial assets are measured at amortized cost (including cash and cash equivalent, notes, accounts and other receivables and other financial assets) if both of the following conditions are met.

(i)	the financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows; and

(ii)	the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Subsequent to initial recognition for financial assets measured at amortized cost, interest income, measured by the effective interest method amortization process, and impairment losses are recognized during circulation period. Gains and losses are recognized in profit or loss when the financial assets are derecognized.

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b.	Derecognition of financial assets

A financial asset is derecognized when:

i.	the contractual rights to receive cash flows from the asset have expired;
ii.	the Company has transferred assets and substantially all the risks and rewards of the asset have been transferred; or
iii.	the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

On derecognition of a financial asset in its entirety, the difference between the carrying amount and the consideration received or to be received including any cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss (for debt instruments) or directly in retained earnings (for equity instruments).

If the transferred asset is part of a larger financial asset and the part transferred qualifies for derecognition in its entirety, the Company allocates the previous carrying amount of the larger financial asset between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts on the date of the transfer. Any cumulative gain or loss that had been recognized in other comprehensive income is allocated between the part that continues to be recognized and the part that is derecognized, based on the relative fair values of those parts. The difference between the carrying amount allocated to the part derecognized and the sum of the consideration received for the part derecognized and any cumulative gain or loss allocated that had been recognized in other comprehensive income, is recognized in profit or loss or directly in retained earnings.

c.	Impairment policy

The Company measures, at each reporting date, an allowance for expected credit losses (ECLs) for debt instrument investments measured at fair value through other comprehensive income and financial assets measured at amortized cost by assessing reasonable and supportable information including forward-looking information. Where the credit risk on a financial asset has not increased significantly since initial recognition, the loss allowance is measured at an amount equal to 12-month ECLs. Where the credit risk on a financial asset has increased significantly since initial recognition, the loss allowance is measured at an amount equal to the lifetime ECLs.

For notes, accounts receivable and contract assets, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. ECLs are measured based on the Company’s historical credit loss experience and customers’ current financial condition, adjusted for forward-looking factors, such as customers’ economic environment.

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Financial Liabilities

a.	Classification and subsequent measurement

The Company classifies the instrument issued as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.

i.	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss. Excluding changes in own credit risk, gains or losses on the subsequent measurement including interest paid are recognized in profit or loss.

ii.	Financial liabilities measured at amortized cost

Financial liabilities measured at amortized cost include interest bearing loans and borrowings that are subsequently measured using the effective interest method after initial recognition. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the effective interest method amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or transaction costs.

b.	Derecognition of financial liabilities

A financial liability is derecognized when the obligation under the liability is discharged, cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified (whether or not attributable to the financial difficulty of the debtor), such an exchange or modification is treated as a derecognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

27

(10)	Inventories

Inventories are accounted for on a perpetual basis. Raw materials are stated at actual purchase costs, while the work in process and finished goods are stated at standard costs and subsequently adjusted to weighted-average costs at the end of each month. The cost of work in progress and finished goods comprises raw materials, direct labor, other direct costs and related production overheads. Allocation of fixed production overheads to the costs of conversion is based on the normal capacity of the production facilities. Cost associated with underutilized capacity is expensed as incurred. Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(11)	Investments Accounted For Under the Equity Method

The Company’s investments in associates and joint ventures are accounted for using the equity method other than those that meet the criteria to be classified as non-current assets held for sale.

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of an entity, but is not control or joint control over those policies.

A joint venture is a type of joint arrangement whereby the Company that has joint control of the arrangement has rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement where no single party controls the arrangement on its own, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

Any difference between the acquisition cost and the Company’s share of the net fair value of the identifiable assets and liabilities of associates and joint ventures is accounted for as follows:

a.	Any excess of the acquisition cost over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture at the date of acquisition is recognized as goodwill and is included in the carrying amount of the investment. Amortization of goodwill is not permitted.

b.	Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities of an associate or a joint venture over the acquisition cost, after reassessing the fair value, is recognized as a gain in profit or loss on the acquisition date.

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Under the equity method, the investments in associates and joint ventures are carried on the balance sheet at cost plus post acquisition changes in the Company’s share of profit or loss and other comprehensive income of associates and joint ventures. The Company’s share of changes in associates’ and joint ventures’ profit or loss and other comprehensive income are recognized directly in profit or loss and other comprehensive income, respectively. Distributions received from an associate or a joint venture reduce the carrying amount of the investment. Any unrealized gains and losses resulting from transactions between the Company and the associate or the joint venture are eliminated to the extent of the Company’s interest in the associate or the joint venture.

Financial statements of associates and joint ventures are prepared for the same reporting period as the Company. Where necessary, adjustments are made to bring the accounting policies in line with those of the Company.

Upon an associate’s issuance of new shares, if the Company takes up more shares than its original proportionate holding while maintaining its significant influence over that associate, such increase would be accounted for as an acquisition of an additional equity interest in the associate. Upon an associate’s issuance of new shares, if the Company does not take up proportionate shares resulting in decrease in its stockholding percentage while maintaining its significant influence over that associate, a proportionate share of the gain or loss previously recognized in other comprehensive income is reclassified to profit and loss or other appropriate account(s). Any remaining difference will be charged to additional paid-in capital. When a change in equity of an associate does not result from its profit or loss or other comprehensive income, and such changes do not affect the Company’s ownership percentage, the Company recognizes its proportionate share of all related changes in equity. Accordingly, upon disposal of the associate, the Company reclassifies the aforementioned additional paid-in capital to profit or loss on a pro rata basis.

The Company ceases to use the equity method upon loss of significant influence over an associate. Any difference between the carrying amount of the investment in an associate upon loss of significant influence and the fair value of the retained investment plus proceeds from disposal will be recognized in profit or loss. If an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate, the Company continues to apply the equity method and does not remeasure the retained interest.

The Company determines at each reporting date whether there is any objective evidence that the investments in associates and joint ventures are impaired. An impairment loss, being the difference between the recoverable amount of the associate or joint venture and its carrying amount, is recognized in profit or loss in the statement of comprehensive income and forms part of the carrying amount of the investments.

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(12)	Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. The cost of an item of property, plant and equipment comprises the acquisition cost, the costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of costs for dismantling, removing the item and restoring the site on which it is located. Significant renewals, improvements and major inspections meeting the recognition criteria are treated as capital expenditures, and the carrying amounts of those replaced parts are derecognized. Maintenance and repairs are recognized in expenses as incurred. Any gain or loss arising from derecognition of the assets is recognized in other operating income and expenses.

Depreciation is calculated on a straight-line basis over the estimated useful lives. A significant part of an item of property, plant and equipment which has a different useful life from the remainder of the item is depreciated separately.

The depreciation methods, useful lives and residual values for the assets are reviewed at each fiscal year end, and the changes from the previous estimation are recorded as changes in accounting estimates.

Except for land, which is not depreciated, the depreciation of the assets is calculated mainly over the following estimated useful lives: buildings - 20 to 56 years; machinery and equipment - 6 years; transportation equipment - 6 years; furniture and fixtures - 6 years; leasehold improvement - the shorter of lease terms or useful lives.

(13)	Lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange of consideration, and to obtain substantially all economic benefits from use of the identified asset. The Company accounts for a lease contract as a single lease and separates the lease and non-lease components included in the contract.

The Company as a lessor

The Company recognizes lease payments from operating leases as rental income on a straight-line basis over the term of the lease.

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The Company as a lessee

At the commencement date of a lease, a lessee is required to recognize right-of-use assets and lease liabilities, except for short-term leases and low-value asset leases.

a.	At the commencement date, lease liabilities should be recognized and measured at the present value of the lease payments that have not been paid at that date, using the Company’s incremental borrowing rate. The payments comprise:

i.	fixed payments less any lease incentives receivable;
ii.	variable lease payments that depend on an index or rate;
iii.	amounts expected to be payable by the Company under residual value guarantees;
iv.	the exercise price of a purchase option if the Company is reasonably certain to exercise; and
v.	payments for terminating the lease unless it is reasonably certain that early termination will not occur.

Lease liabilities are measured in subsequent periods using the effective interest method, and the interest expenses are recognized over the lease terms. In addition, the carrying amount of lease liabilities is remeasured if there is a modification which is not accounted as a separate lease, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

b.	At the commencement date, the right-of-use assets should be measured at cost, which comprise of:

i.	the amount of the initial measurement of the lease liabilities;
ii.	any lease payments made at or before the commencement date; and
iii.	any initial direct costs incurred.

Subsequent to initial recognition, the right-of-use assets are measured using cost model. Right-of-use assets measured under the cost model are depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use assets or the end of the lease terms. Any remeasurement of the lease liabilities results in a corresponding adjustment of the right-of-use assets.

The Company presents right-of-use assets and lease liabilities on the balance sheets, and depreciation expenses and interest expenses are separately presented in the statements of comprehensive income. The Company recognizes the lease payments associated with short-term leases and low-value asset leases as expenses on a straight-line basis over the lease terms.

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(14)	Intangible Assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and accumulated impairment losses, if any. Internally generated intangible assets which fail to meet the recognition criteria are not capitalized and the expenditures are reflected in profit or loss in the period incurred.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite useful lives are amortized over the useful lives and assessed for impairment whenever there is an indication that the intangible assets may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at the end of each fiscal year. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and is treated as changes in accounting estimates.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at the CGU level. The assessment of indefinite useful life is reviewed annually to determine whether the indefinite useful life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from derecognition of an intangible asset are recognized in other operating income and expenses.

Accounting policies of the Company’s intangible assets are summarized as follows:

a.	Goodwill arising from business combinations is not amortized, and is tested for impairment annually or more frequently if events or changes in circumstances suggest that the carrying amount may not be recoverable. If an event occurs or circumstances change which indicates that the goodwill is impaired, an impairment loss is recognized. Goodwill impairment losses cannot be reversed once recognized.

b.	Software is amortized over the contract term or estimated useful life (3 years) on a straight-line basis.

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c.	Patent and technology license fee: Upon signing of contract and obtaining the right to intellectual property, any portion attributable to non-cancellable and mutually agreed future fixed license fees for patent and technology is discounted, and recognized as an intangible asset and related liability. The cost of the intangible asset is not revalued once determined on initial recognition, and is amortized over the shorter of the contract term or estimated useful life (5 - 10 years) on a straight-line basis. Interest expenses from the related liability are recognized and calculated based on the effective interest method. Based on the timing of payments, the liability is classified as current and non-current.

d.	Others are mainly the intellectual property license fees, amortized over the shorter of the contract term or estimated useful life (3 years) of the related technology on a straight-line basis.

(15)	Impairment of Non-Financial Assets

The Company assesses at each reporting date whether there is an indication that an asset in the scope of IAS 36 “Impairment of Assets” may be impaired. If any indication exists, the Company completes impairment testing for the CGU to which the individual assets belong. Where the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. The recoverable amount of an individual asset or a CGU is the higher of its fair value less costs of disposal and its value in use. If circumstances indicate that previously recognized impairment losses may no longer exist or may have decreased at each reporting date, the Company re-assesses the asset’s or CGU’s recoverable amount. A previously recognized impairment loss is reversed only if there has been an increase in the estimated service potential of an asset which in turn increases the recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation or amortization, had no impairment loss been recognized for the asset in prior years.

A CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually at the same time every year, irrespective of whether there is any indication of impairment. Where the carrying amount of a CGU (including the carrying amount of goodwill) exceeds its recoverable amount, the CGU is considered impaired. If an impairment loss is to be recognized, it is first allocated to reduce the carrying amount of any goodwill allocated to the CGU (group of units), then to the other assets of the unit (group of units) pro rata on the basis of the carrying amount of each asset in the unit (group of units). Impairment losses relating to goodwill cannot be reversed in future periods.

The recognition or reversal of impairment losses is classified as other operating income and expenses.

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(16)	Bonds

Exchangeable bonds

In accordance with IFRS 9, if the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host, the derivative financial instruments embedded in exchangeable bonds would be separated from the host and accounted for as financial assets or liabilities at fair value through profit or loss.

UMC has issued exchangeable bonds where the bondholders may exchange the bonds into ordinary shares of certain public entities which UMC holds as financial assets (“reference shares”). When exchangeable bondholders exercise their right to exchange their bonds for reference shares, the carrying amount of the bonds and the related assets or liabilities accounts will be derecognized, and the difference will be recognized in profit or loss.

Both the host and embedded derivative financial instrument in exchangeable bonds are classified as current liabilities as the bondholders have the right to demand settlement by exercising the exchange option of the bonds within 12 months.

(17)	Post-Employment Benefits

Under defined contribution pension plans, the contribution payable to the plan in exchange for the service rendered by an employee during a period shall be recognized as an expense. The contribution payable, after deducting any amount already paid, is recognized as a liability.

Under defined benefit pension plans, the net defined benefit liability (asset) shall be recognized as the amount of the present value of the defined benefit obligation, deducting the fair value of any plan assets and adjusting for any effect of the asset ceiling. Service cost and net interest on the net defined benefit liability (asset) are recognized as expenses in the period of service. Remeasurement of the net defined benefit liability (asset), which comprises actuarial gains and losses, the return on plan assets and any change in the effect of the asset ceiling, excluding any amounts included in net interest, is recognized in other comprehensive income in the period in which they occur. Remeasurement recognized in other comprehensive income is reflected immediately in retained earnings and shall not be reclassified to profit or loss in a subsequent period.

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(18)	Government Grants

In accordance with IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance”, the Company recognizes the government grants when there is reasonable assurance that such grants will be received and the conditions attaching to them will be complied with.

An asset related government grant is recorded as deferred income and recognized in profit or loss on a straight-line basis over the useful lives of the assets. An expense related government grant is recognized in profit or loss on a systematic basis over the periods in which the Company recognizes as expenses the related costs for which the grant is intended to compensate. A government grant that compensates for expenses or losses already incurred or for the purpose of giving immediate financial support to the Company with no future related costs is recognized in profit or loss when it becomes receivable.

(19)	Provision

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Company expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset when, and only when it is virtually certain that reimbursement will be received. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning Liabilities

The amount of the decommissioning liability, arising from dismantling, removing the items of property, plant and equipment and restoring the site on which they are located, are provided at the present value of expected costs to settle the obligation using estimated cash flows, while the decommissioning costs are recognized as part of the cost of the particular items. The discount rate shall be a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the decommissioning liability. The periodic unwinding of the discount shall be recognized in profit or loss as a finance cost as it occurs. The estimated future costs of decommissioning are reviewed at the end of each reporting period and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the items of property, plant and equipment.

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Onerous contracts

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The present obligation under the onerous contract shall be recognized and measured as a provision. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. The aforementioned cost of fulfilling a contract comprises the costs that relate directly to the contract, which includes the incremental costs of fulfilling that contract and the allocation of other costs that relate directly to fulfilling contracts.

(20)	Treasury Stock

UMC’s own equity instruments repurchased (treasury stocks) are recognized at repurchase cost and deducted from equity. No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of UMC’s own equity instruments. Any difference between the carrying amount and the consideration is recognized in equity.

(21)	Share-Based Payment Transactions

Equity-settled share-based payment transactions

The compensation cost of equity-settled transactions between the Company and its employees is measured at the fair value of the equity instruments on the grant date, and is recognized as expense, together with a corresponding increase in equity, over the vesting period. When issuing restricted stocks for employees, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has passed and the Company’s best estimate of the quantity of equity instruments that will ultimately vest. The movement in cumulative cost recognized at the beginning and end of the period is recognized through profit or loss for the period.

No expense is recognized for awards that do not ultimately vest, except for equity-settled transactions where vesting is conditional upon a market or non-vesting condition. The Company shall recognize the services received in expense irrespective of whether or not the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

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Where the terms of an equity-settled transaction award are modified, the minimum expense recognized is the expense as if the terms had not been modified, if the original terms of the award are met. An additional expense is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it fully vests on the date of cancellation, and any expense not yet recognized for the award is recognized immediately. This includes any award where non-vesting conditions within the control of either the entity or the employee are not met. However, if a new award substitutes for the cancelled award and is designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award.

Cash-settled share-based payment transactions

The compensation cost of cash-settled share-based payment transactions between the Company and its employees is measured at the fair value of the liability incurred and recognized as expense with corresponding liability over the vesting period. The fair value of the liability is remeasured at the end of each reporting period and at the settlement date with the movement in fair value recognized through profit or loss for the period until the liability is settled.

(22)	Revenue from Contracts with Customers

The Company recognizes revenue from contracts with customers by applying the following steps of IFRS 15 “Revenue from Contracts with Customers”:

a.	identify the contract with a customer;
b.	identify the performance obligations in the contract;
c.	determine the transaction price;
d.	allocate the transaction price to the performance obligations in the contract; and
e.	recognize revenue when (or as) the entity satisfies its performance obligations.

Revenues on the Company’s contracts with customers for the sales of wafers and joint technology development are recognized as the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services. The Company recognizes revenue at transaction price that are determined using contractual prices reduced by sales returns and allowances which the Company estimates based on historical experience having determined that a significant reversal in the amount of cumulative revenue recognized are not probable to occur. The Company recognizes refund liabilities for estimated sales return and allowances based on the customer complaints, historical experience, and other known factors.

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The Company recognizes accounts receivable when the Company transfers control of the goods or services to customers and has a right to an amount of consideration that is unconditional. Such accounts receivable are short term and do not contain a significant financing component. For certain contracts that do not provide the Company unconditional rights to the consideration, and the transfer of control of the goods or services has been satisfied, the Company recognizes contract assets and revenues.

Consideration received from customers prior to the Company having satisfied its performance obligations are accounted for as contract liabilities which are transferred to revenue after the performance obligations are satisfied. The Company recognizes costs to fulfill a contract when the costs relate directly to the contract, generate or enhance resources to be used to satisfy performance obligations in the future, and are expected to be recovered. The costs and revenues are recognized when the Company satisfies its performance obligations to customers upon transfer of control of promised goods and services.

(23)	Income Tax

Income tax expense (benefit) is the aggregate amount of current income tax and deferred income tax included in the profit or loss for the period.

Current income tax

Current income tax assets and liabilities for the current period and prior periods are measured using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity rather than profit or loss.

The additional income tax for undistributed earnings is recognized as income tax expense in the subsequent year when the distribution proposal is approved by the shareholders’ meeting.

Deferred income tax

Deferred income tax is determined using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts in financial statements at the reporting date.

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Deferred tax liabilities are recognized for all taxable temporary differences, except:

a.	When the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

b.	In respect of taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carryforward of unused tax losses and unused tax credits, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and the carryforward of unused tax losses and unused tax credits can be utilized, except:

a.	Where the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and that, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss and does not give rise to equal taxable and deductible temporary differences;

b.	In respect of deductible temporary differences associated with investments in subsidiaries, associates and joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted at the reporting date. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities. Deferred tax relating to items recognized outside profit or loss is not recognized in profit or loss but rather in other comprehensive income or directly in equity. Deferred tax assets are reassessed and recognized at each reporting date. Unrecognized deferred tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax assets to be recovered.

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Deferred tax assets and liabilities offset each other, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities, and the deferred taxes relate to the same taxable entity and the same taxation authority.

According to the temporary exception in the International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12 “Income Taxes”), deferred tax assets and liabilities related to Pillar Two income tax will not be recognized nor disclosed.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at the acquisition date, might be realized and recognized subsequently as follows:

a.	Acquired deferred tax benefits recognized within the measurement period that result from new information about facts and circumstances that existed at the acquisition date shall be applied to reduce the carrying amount of any goodwill related to that acquisition. If the carrying amount of that goodwill is nil, any remaining deferred tax benefits shall be recognized in profit or loss;

b.	All other acquired deferred tax benefits realized shall be recognized in profit or loss, other comprehensive income or equity.

The Company has considered whether it is probable that a taxation authority will accept the uncertain tax treatments used in its income tax filings. If the Company concludes that it is probable that the taxation authority will accept an uncertain tax treatment, the Company determines the taxable profit, tax bases, unused tax losses, unused tax credits or tax rates consistently with the tax treatments used or planned to be used in its income tax filings. If it is not probable that the taxation authority will accept an uncertain tax treatment, the Company makes estimates using either the most likely amount or the expected value of the tax treatment, depending on which method the Company expects to better predict the resolution of the uncertainty. The Company reassesses a judgement or estimate if the facts and circumstance change.

(24)	Earnings per Share

Earnings per share is computed according to IAS 33 “Earnings per Share”. Basic earnings per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the current reporting period. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional ordinary shares that would have been outstanding if the dilutive share equivalents had been issued. Net income is also adjusted for interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average number of shares outstanding is adjusted retroactively for stock dividends and employee stock compensation issues.

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5.	SIGNIFICANT ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the Company’s consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities, the accompanying disclosures and the disclosure of contingent liabilities. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

The key assumptions concerning the future and other key sources of estimating uncertainty at the reporting date that would have a significant risk for a material adjustment to the carrying amounts of assets or liabilities within the next fiscal year are discussed below.

The Company bases its assumptions and estimates on information available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(1)	The Fair Value of Level 3 Financial Instruments

Where the fair values of the level 3 financial assets recorded on the balance sheet cannot be derived from active markets, they are determined by the application of an appropriate valuation method which was mainly the market approach. The valuation of these financial assets involves significant judgments such as the selection of comparable companies or equity transaction prices and the application of assumptions such as discounts for lack of marketability, valuation multiples, etc. Changes in assumptions about these factors could affect the reported fair value of the financial assets. Please refer to Note 12 for more details.

(2)	Inventories

Inventories are valued at the lower of cost and net realizable value item by item. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Please refer to Note 6(6). Costs of completion include direct labor and overhead, including depreciation and maintenance of production equipment, indirect labor costs, indirect material costs, supplies, utilities and royalties that is expected to be incurred at normal production level. The Company estimates normal production level taking into account loss of capacity resulting from planned maintenance, based on historical experience and current production capacity.

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6.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	Cash and Cash Equivalents

	As of December 31,
	2024	2023
Cash on hand and petty cash	$6,258	$6,200
Checking and savings accounts	25,388,395	50,322,942
Time deposits	73,507,742	80,276,114
Repurchase agreements collateralized by government bonds and corporate notes	6,097,831	1,948,359
Total	$105,000,226	$132,553,615

(2)	Financial Assets at Fair Value through Profit or Loss

	As of December 31,
	2024	2023
Financial assets mandatorily measured at fair value through profit or loss
Common stocks	$8,759,564	$9,170,230
Preferred stocks	3,475,613	2,862,119
Funds	5,792,863	4,472,097
Convertible bonds	363,430	480,715
Forward exchange contracts	2	-
Others	65,460	153,300
Total	$18,456,932	$17,138,461

Current	$606,018	$443,601
Non-current	17,850,914	16,694,860
Total	$18,456,932	$17,138,461

(3)	Financial Assets at Fair Value through Other Comprehensive Income

	As of December 31,
	2024	2023
Equity instruments
Common stocks	$17,004,448	$17,508,897
Preferred stocks	204,880	175,063
Total	$17,209,328	$17,683,960

Current	$5,893,377	$5,753,379
Non-current	11,315,951	11,930,581
Total	$17,209,328	$17,683,960

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a.	These investments in equity instruments are held for medium to long-term purposes and therefore are accounted for as fair value through other comprehensive income.

b.	Dividend income recognized in profit or loss from equity instruments designated as fair value through other comprehensive income were listed below:

	For the years ended December 31,
	2024	2023
Held at end of period	$888,826	$1,052,336
Derecognized during the period	-	142,535
Total	$888,826	$1,194,871

Please refer to Note 6(7) for derecognition of the equity instrument investment in SILICON INTEGRATED SYSTEMS CORP. (SIS) for the year ended December 31, 2023.

c.	The Company reclassified its equity instrument investment in SIS as investments accounted for under the equity method. Details on derecognition of such investments are as follow:

	For the years ended December 31,
	2024	2023
Fair value on the date of disposal	$-	$3,035,999
Cumulative gains (losses) reclassified to retained earnings due to derecognition	$-	$(1,628,388)

d.	UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. Please refer to Note 6(13) for the Company’s unsecured exchangeable bonds.

(4)	Financial Assets Measured at Amortized Cost

	As of December 31,
	2024	2023
Time deposits with original maturities over three months	$3,739,224	$6,353,768

Current	$3,739,224	$6,131,077
Non-current	-	222,691
Total	$3,739,224	$6,353,768

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(5)	Accounts Receivable, Net

	As of December 31,
	2024	2023
Accounts receivable	$32,734,422	$29,316,612
Less: loss allowance	(10,996)	(79,062)
Net	$32,723,426	$29,237,550

Aging analysis of accounts receivable:

	As of December 31,
	2024	2023
Neither past due	$29,338,097	$25,707,008
Past due:
≤ 30 days	3,292,457	3,008,126
31 to 60 days	77,929	78,668
61 to 90 days	1,249	5,599
91 to 120 days	1,115	-
≥ 121 days	23,575	517,211
Subtotal	3,396,325	3,609,604
Total	$32,734,422	$29,316,612

Movement of loss allowance for accounts receivable:

	For the years ended December 31,
	2024	2023
Beginning balance	$79,062	$209,101
Net recognition (reversal) for the period	(68,066)	(130,039)
Ending balance	$10,996	$79,062

The collection periods for third party domestic sales and third party overseas sales were month-end 30 - 60 days and net 30 - 60 days, respectively.

An impairment analysis is performed at each reporting date to measure expected credit losses (ECLs) of accounts receivable. For the receivables past due within 60 days, including not past due, the Company estimates an expected credit loss rate to calculate ECLs. For the years ended December 31, 2024 and 2023, the expected credit loss rates were not greater than 0.2%. The rate is determined based on the Company’s historical credit loss experience and customer’s current financial condition, adjusted for forward-looking factors such as customer’s economic environment. For the receivables past due over 60 days, the Company applies the aforementioned rate and assesses individually whether to recognize additional expected credit losses by considering customer’s operating condition and debt-paying ability.

44

(6)	Inventories, Net

	As of December 31,
	2024	2023
Raw materials	$10,731,866	$10,995,569
Supplies and spare parts	6,238,353	6,443,172
Work in process	16,051,506	15,560,517
Finished goods	2,760,739	2,713,300
Total	$35,782,464	$35,712,558

a.	For the years ended December 31, 2024 and 2023, the Company recognized NT$148,575 million and NT$136,902 million, respectively, in operating costs, of which NT$858 million and NT$1,148 million were related to write-down of inventories.

b.	None of the aforementioned inventories were pledged.

(7)	Investments Accounted for Under the Equity Method

a.	Details of investments accounted for under the equity method are as follows:

	As of December 31,
	2024		2023
Investee companies	Amount	Percentage of ownership or voting rights	Amount	Percentage of ownership or voting rights
Listed companies
SILICON INTEGRATED SYSTEMS CORP. (SIS) (Note A)	$2,977,838	19.02	$3,912,264	19.02
FARADAY TECHNOLOGY CORP. (FARADAY) (Note B)	2,492,118	13.80	2,001,769	13.78
UNIMICRON TECHNOLOGY CORP. (UNIMICRON) (Note C)	13,853,588	13.01	13,712,103	13.05
Unlisted companies
MTIC HOLDINGS PTE. LTD. (Note D)	-	45.44	-	45.44
UNITECH CAPITAL INC.	556,610	42.00	625,667	42.00
TRIKNIGHT CAPITAL CORPORATION (TRIKNIGHT) (Note E)	1,298,112	40.00	2,109,906	40.00
HSUN CHIEH CAPITAL CORP.	266,066	40.00	235,098	40.00
PURIUMFIL INC.	12,423	40.00	11,521	40.00
HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH) (Note F)	11,654,611	36.49	12,595,605	36.49
YANN YUAN INVESTMENT CO., LTD. (YANN YUAN)	10,067,226	26.78	10,049,821	26.78
UNITED LED CORPORATION HONG KONG LIMITED	101,468	25.14	93,793	25.14
VSENSE CO., LTD. (Note D)	-	23.98	-	23.98
TRANSLINK CAPITAL PARTNERS I, L.P. (Note G)	40,545	10.38	58,964	10.38
Total	$43,320,605		$45,406,511

45

Note A: In August 2023, the board chairman of SIS changed and became the same person as the board chairman of UMC. After considering the comprehensive conditions, including ownership interest held and representation on Board of Directors of SIS, etc., the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. SIS was previously measured at fair value through other comprehensive income and reclassified as investments accounted for under the equity method. UMC’s share of the net fair value of SIS’s identifiable assets and liabilities was in excess of the fair value of the previously held investment in SIS at the acquisition date, and the difference was recognized as bargain purchase gain. Cumulative fair value change that was previously recognized in other comprehensive loss up to reclassification date was reclassified to retained earnings in the current period. SIS executed a capital reduction and refunded NT$499 million based on UMC’s stockholding percentage in July 2024. UMC’s stockholding percentage remains unchanged.

Note B: Beginning from June 2015, the Company accounts for its investment in FARADAY as an associate given the fact that UMC obtained the ability to exercise significant influence over FARADAY through representation on its Board of Directors. The Company participated in the capital increase of FARADAY in March 2024. Please refer to Note 7 for the relevant information.

Note C: Beginning from June 2020, the Company accounts for its investment in UNIMICRON as an associate given the fact that UMC obtained the ability to exercise significant influence over UNIMICRON through representation on its Board of Directors. On January 6, 2023, UNIMICRON issued new shares to merge with SUBTRON TECHNOLOGY CO., LTD. (SUBTRON) through share conversion. The share conversion ratio was 1 common share of SUBTRON to exchange 0.219 common shares of UNIMICRON. The 23 million shares of SUBTRON held by the Company were exchanged to 5 million common shares newly issued by UNIMICRON.

Note D: When the Company’s share of losses of an associate equals or exceeds its interest in that associate, the Company discontinues recognizing its share of further losses. Additional losses and liabilities are recognized only to the extent that the Company has incurred legal or constructive obligations or made payments on behalf of that associate.

46

Note E: TRIKNIGHT executed a capital reduction and refunded NT$760 million and NT$960 million based on UMC’s stockholding percentage for the years ended December 31, 2024 and 2023, respectively. UMC’s stockholding percentage remains unchanged.

Note F: HSUN CHIEH executed a capital reduction and refunded NT$343 million and NT$343 million based on UMC’s stockholding percentage for the years ended December 31, 2024 and 2023, respectively. UMC’s stockholding percentage remains unchanged.

Note G: The Company follows international accounting practices in equity accounting for limited partnerships and uses the equity method to account for these investees.

Cash dividends from investments accounted for under the equity method for the years ended December 31, 2024 and 2023 were NT$1,071 million and NT$1,870 million, respectively. As of December 31, 2024 and 2023, all of the abovementioned cash dividends has been received.

The carrying amount of investments accounted for using the equity method for which there are published price quotations amounted to NT$19,324 million and NT$19,626 million, as of December 31, 2024 and 2023, respectively. The fair value of these investments were NT$43,305 million and NT$53,726 million as of December 31, 2024 and 2023, respectively.

Certain investments accounted for under the equity method were audited by other independent accountants. Shares of profit or loss of these associates and joint ventures amounted to NT$(92) million and NT$5,929 million for the years ended December 31, 2024 and 2023, respectively. Share of other comprehensive income (loss) of these associates and joint ventures amounted to NT$318 million and NT$12 million for the years ended December 31, 2024 and 2023, respectively. The balances of investments accounted for under the equity method were NT$27,670 million and NT$29,337 million as of December 31, 2024 and 2023, respectively.

Although the Company is the largest shareholder of some associates, after comprehensive assessment, the Company does not own the major voting rights as the remaining voting rights holders are able to align and prevent the Company from ruling the relevant operation. Therefore, the Company does not control but has significant influence over the aforementioned associates.

None of the aforementioned associates were pledged.

47

b.	Financial information of associates:

There is no individually significant associate for the Company. When an associate is a foreign operation, and the functional currency of the foreign entity is different from the Company, an exchange difference arising from translation of the foreign entity will be recognized in other comprehensive income (loss). Such exchange differences recognized in other comprehensive income (loss) in the financial statements for the years ended December 31, 2024 and 2023 were NT$55 million and NT$(3) million, respectively, which were not included in the following table.

The aggregate amount of the Company’s share of all its individually immaterial associates that are accounted for using the equity method were as follows:

	For the years ended December 31,
	2024	2023
Income (loss) from continuing operations	$410,611	$6,913,213
Other comprehensive income (loss)	(386,217)	2,558,210
Total comprehensive income (loss)	$24,394	$9,471,423

c.	Details of UMC’s stock (thousand shares) held by the Company’s associates are as follows:

	As of December 31,
	2024	2023
HSUN CHIEH	441,371	441,371
YANN YUAN	192,963	192,963
SUBTRON, the subsidiary of UNIMICRON (Note A)	47	47
SIS (Note B)	266,580	266,580
Total	900,961	900,961

Note A: Beginning from January 2023, SUBTRON becomes an associate of the Company.

Note B: Beginning from August 2023, SIS becomes an associate of the Company.

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(8)	Property, Plant and Equipment

a.	2024

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676
Additions	-	32,999	-	-	-	-	76,514,788	76,547,787
Disposals	-	(1,019)	(2,198,549)	-	(73,357)	(43)	(708)	(2,273,676)
Disposal of a subsidiary	-	(119,322)	-	-	(40,364)	-	-	(159,686)
Transfers and reclassifications	-	26,772,957	93,484,809	5,087	717,154	-	(117,585,901)	3,394,106
Exchange effect	(19,542)	532,534	13,761,646	1,221	56,331	2,627	3,480,772	17,815,589
As of December 31, 2024	$1,410,796	$65,588,012	$1,126,546,727	$78,020	$9,533,232	$68,407	$44,767,602	$1,247,992,796

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2024	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Depreciation	-	1,474,732	42,716,755	4,663	521,994	1,879	-	44,720,023
Disposals	-	(109)	(2,153,787)	-	(72,920)	(43)	-	(2,226,859)
Disposal of a subsidiary	-	(27,083)	-	-	(20,056)	-	-	(47,139)
Exchange effect	-	199,320	12,658,149	813	49,355	2,590	-	12,910,227
As of December 31, 2024	$-	$25,675,000	$937,309,791	$61,733	$7,534,386	$67,464	$-	$970,648,374
Net carrying amount:
As of December 31, 2024	$1,410,796	$39,913,012	$189,236,936	$16,287	$1,998,846	$943	$44,767,602	$277,344,422

Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705
Transfers and reclassifications	-	2,000	-	15,166	17,166
Exchange effect	(2,982)	18,095	-	8,558	23,671
As of December 31, 2024	$536,721	$2,461,012	$6,345	$1,409,464	$4,413,542

49

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2024	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Depreciation	-	39,193	-	14,235	53,428
Exchange effect	-	10,945	-	8,543	19,488
As of December 31, 2024	$-	$1,347,206	$6,345	$1,345,376	$2,698,927
Net carrying amount:
As of December 31, 2024	$536,721	$1,113,806	$-	$64,088	$1,714,615

b.	2023:

Assets Used by the Company:

Cost:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$1,470,216	$37,597,769	$953,819,688	$64,923	$8,061,993	$63,075	$55,363,943	$1,056,441,607
Additions	-	223,177	-	-	-	-	82,213,765	82,436,942
Disposals	-	(12,160)	(6,475,636)	-	(112,396)	-	(33,581)	(6,633,773)
Transfers and reclassifications	-	902,122	77,170,979	7,104	953,582	3,379	(54,194,544)	24,842,622
Exchange effect	(39,878)	(341,045)	(3,016,210)	(315)	(29,711)	(631)	(990,932)	(4,418,722)
As of December 31, 2023	$1,430,338	$38,369,863	$1,021,498,821	$71,712	$8,873,468	$65,823	$82,358,651	$1,152,668,676

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Transportation equipment	Furniture and fixtures	Leasehold improvement	Construction in progress and equipment awaiting inspection	Total
As of January 1, 2023	$-	$22,731,506	$857,737,785	$51,597	$6,697,517	$59,383	$-	$887,277,788
Depreciation	-	1,416,727	35,031,869	4,924	490,468	4,149	-	36,948,137
Disposals	-	(12,160)	(6,468,067)	-	(112,330)	-	-	(6,592,557)
Exchange effect	-	(107,933)	(2,212,913)	(264)	(19,642)	(494)	-	(2,341,246)
As of December 31, 2023	$-	$24,028,140	$884,088,674	$56,257	$7,056,013	$63,038	$-	$915,292,122
Net carrying amount:
As of December 31, 2023	$1,430,338	$14,341,723	$137,410,147	$15,455	$1,817,455	$2,785	$82,358,651	$237,376,554

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Assets Subject to Operating Leases:

Cost:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$545,787	$2,443,247	$6,345	$1,334,291	$4,329,670
Transfers and reclassifications	-	-	-	54,469	54,469
Exchange effect	(6,084)	(2,330)	-	(3,020)	(11,434)
As of December 31, 2023	$539,703	$2,440,917	$6,345	$1,385,740	$4,372,705

Accumulated Depreciation and Impairment:

	Land	Buildings	Machinery and equipment	Furniture and fixtures	Total
As of January 1, 2023	$-	$1,202,812	$6,345	$1,302,266	$2,511,423
Depreciation	-	94,944	-	23,395	118,339
Exchange effect	-	(688)	-	(3,063)	(3,751)
As of December 31, 2023	$-	$1,297,068	$6,345	$1,322,598	$2,626,011
Net carrying amount:
As of December 31, 2023	$539,703	$1,143,849	$-	$63,142	$1,746,694

c.	Details of interest expense capitalized were as follows:

	For the years ended December 31,
	2024	2023
Interest expense capitalized	$13,560	$9,355
Interest rates applied	1.52% - 1.96%	1.48% - 1.65%

d.	Please refer to Note 8 for property, plant and equipment pledged as collateral.

(9)	Leases

The Company leases various properties, such as land (including land use right), buildings, machinery and equipment, transportation equipment and other equipment with lease terms of 2 to 31 years, except for the land use rights with lease term of 50 years. Most lease contracts of land located in R.O.C state that lease payments will be adjusted based on the announced land value. The Company does not have purchase options of leased land at the end of the lease terms.

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a.	The Company as a lessee

(a)	Right-of-use Assets

	As of December 31,
	2024	2023
Land (including land use right)	$5,755,484	$5,318,986
Buildings	168,568	156,483
Machinery and equipment	2,082,479	1,506,824
Transportation equipment	12,561	16,356
Other equipment	19,923	1,706
Net	$8,039,015	$7,000,355

	For the years ended December 31,
	2024	2023
Depreciation
Land (including land use right)	$377,882	$377,593
Buildings	87,486	93,610
Machinery and equipment	220,734	203,606
Transportation equipment	10,852	13,267
Other equipment	1,697	3,004
Total	$698,651	$691,080

i.	For the years ended December 31, 2024 and 2023, the Company’s addition to right-of-use assets amounted to NT$1,683 million and NT$206 million, respectively.

ii.	Please refer to Note 8 for right-of-use assets pledged as collateral.

(b)	Lease Liabilities

	As of December 31,
	2024	2023
Current	$636,357	$514,324
Non-current	5,782,659	4,878,863
Total	$6,419,016	$5,393,187

Please refer to Note 6(24) for the interest expenses on the lease liabilities.

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b.	The Company as a lessor

The Company entered into leases on certain property, plant and equipment which are classified as operating leases as they did not transfer substantially all of the risks and rewards incidental to ownership of the underlying assets. The main contracts are to lease the dormitory to the employees with cancellation clauses. Please refer to Note 6(8) for relevant disclosure of property, plant and equipment for operating leases.

(10)	Intangible Assets

2024:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271
Additions	-	1,328,781	95,245	860,615	2,284,641
Write-off	-	(1,290,196)	(214,874)	(1,215,013)	(2,720,083)
Disposal of a subsidiary	-	(3,151)	-	-	(3,151)
Reclassifications	-	7,363	-	-	7,363
Exchange effect	-	(32,375)	388,567	(4,971)	351,221
As of December 31, 2024	$15,012	$5,476,499	$2,042,479	$2,951,272	$10,485,262

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2024	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Amortization	-	1,656,180	216,437	763,921	2,636,538
Write-off	-	(1,290,196)	(214,874)	(1,215,013)	(2,720,083)
Disposal of a subsidiary	-	(2,025)	-	-	(2,025)
Exchange effect	-	(23,675)	252,269	(4,793)	223,801
As of December 31, 2024	$7,398	$3,231,115	$1,162,797	$1,929,637	$6,330,947
Net carrying amount:
As of December 31, 2024	$7,614	$2,245,384	$879,682	$1,021,635	$4,154,315

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2023:

Cost:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$15,012	$5,669,787	$3,422,432	$2,953,984	$12,061,215
Additions	-	1,399,699	346,896	999,510	2,746,105
Write-off	-	(1,498,642)	(1,826,383)	(632,860)	(3,957,885)
Reclassifications	-	(5,855)	-	-	(5,855)
Exchange effect	-	(98,912)	(169,404)	(9,993)	(278,309)
As of December 31, 2023	$15,012	$5,466,077	$1,773,541	$3,310,641	$10,565,271

Accumulated Amortization and Impairment:

	Goodwill	Software	Patents and technology license fees	Others	Total
As of January 1, 2023	$7,398	$2,689,397	$2,597,513	$2,491,707	$7,786,015
Amortization	-	1,741,898	277,768	535,944	2,555,610
Write-off	-	(1,498,642)	(1,826,383)	(632,860)	(3,957,885)
Exchange effect	-	(41,822)	(139,933)	(9,269)	(191,024)
As of December 31, 2023	$7,398	$2,890,831	$908,965	$2,385,522	$6,192,716
Net carrying amount:
As of December 31, 2023	$7,614	$2,575,246	$864,576	$925,119	$4,372,555

The amortization amounts of intangible assets were as follows:

	For the years ended December 31,
	2024	2023
Operating costs	$999,321	$1,144,960
Operating expenses	$1,637,217	$1,410,650

(11)	Short-Term Loans

	As of December 31,
	2024	2023
Unsecured bank loans	$8,515,000	$13,530,000

	As of December 31,
	2024	2023
Interest rates applied	1.87% - 2.99%	1.69% - 2.65%

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(12)	Financial Liabilities at Fair Value through Profit or Loss, Current

	As of December 31,
	2024	2023
Embedded derivatives in exchangeable bonds	$899,961	$1,019,362
Forward exchange contracts	1,039	-
Total	$901,000	$1,019,362

(13)	Bonds Payable

	As of December 31,
	2024	2023
Unsecured domestic bonds payable	$24,600,000	$33,100,000
Unsecured exchangeable bonds payable	5,757,373	5,757,373
Less: Discounts on bonds payable	(305,805)	(498,021)
Total	30,051,568	38,359,352
Less: Current or exchangeable portion due within one year	(5,466,589)	(13,779,701)
Net	$24,584,979	$24,579,651

a.	UMC issued domestic unsecured corporate bonds. The terms and conditions of the bonds are as follows:

Term	Issuance date	Issued amount	Coupon rate	Repayment
Ten-year	In mid-June 2014	NT$3,000 million	1.95%	Interest was paid annually and the principal was fully repaid in June 2024.
Seven-year	In late March 2017	NT$2,100 million	1.43%	Interest was paid annually and the principal was fully repaid in March 2024.
Seven-year	In early October 2017	NT$3,400 million	1.13%	Interest was paid annually and the principal was fully repaid in October 2024.
Five-year	In late April 2021	NT$5,500 million	0.57%	Interest will be paid annually and the principal will be repayable in April 2026 upon maturity.
Seven-year	In late April 2021	NT$2,000 million	0.63%	Interest will be paid annually and the principal will be repayable in April 2028 upon maturity.
Ten-year (Green bond)	In late April 2021	NT$2,100 million	0.68%	Interest will be paid annually and the principal will be repayable in April 2031 upon maturity.
Five-year	In mid-December 2021	NT$5,000 million	0.63%	Interest will be paid annually and the principal will be repayable in December 2026 upon maturity.
Five-year (Green bond)	In mid-September 2023	NT$10,000 million	1.62%	Interest will be paid annually and the principal will be repayable in September 2028 upon maturity.

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b.	On July 7, 2021, UMC issued SGX-ST listed currency linked zero coupon exchangeable bonds. In accordance with IFRS 9, the value of the exchange right, call option and put option (together referred to as Option) of the exchangeable bonds was separated from the host and accounted for as “financial liabilities at fair value through profit or loss, current”. The effective rate of the host bond was 3.49%. The terms and conditions of the bonds are as follows:

i.	Issue Amount: USD 400 million

ii.	Period: July 7, 2021 - July 7, 2026 (Maturity Date)

iii.	Redemption:
(i)	UMC may, at its option, redeem in whole or in part at the principal amount of the bonds with an interest calculated at the rate of -0.625% per annum (the Early Redemption Amount) at any time after the third anniversary from the issue date and prior to the Maturity Date, if the closing price of the common shares of NOVATEK MICROELECTRONICS CORPORATION (NOVATEK) on the TWSE, converted into U.S. dollars at the prevailing exchange rate, for 20 out of 30 consecutive trading days prior to the publication of the redemption notice is at least 130% of the quotient of the Early Redemption Amount multiplied by the then exchange price (converted into U.S. dollars at the Fixed Exchange Rate), divided by the principal amount of the bonds. The Early Redemption Amount will be converted into NTD based on the Fixed Exchange Rate (NTD 27.902=USD 1.00), and this fixed NTD amount will then be converted using the prevailing exchange rate at the time of redemption for payment in USD.
(ii)	UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount, in the event that over 90% of the bonds have been previously redeemed, repurchased and cancelled or exchanged.
(iii)	In the event of any change in ROC taxation resulting in increase of tax obligation or the necessity to pay additional interest expense or increase of additional costs to UMC, UMC may redeem the outstanding bonds in whole, but not in part, at the Early Redemption Amount. Bondholders may elect not to have their bonds redeemed but with no entitlement to any additional amounts or reimbursement of additional taxes.
(iv)	All or any portion of the bonds will be redeemable at put price at the option of bondholders on July 7, 2024 at 98.14% of the principal amount.
(v)	In the event that the common shares of NOVATEK cease to be listed or are suspended from trading for a period equal to or exceeding 30 consecutive trading days on the TWSE, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.
(vi)	Upon the occurrence of a change of control (as defined in the indenture) of UMC, each bondholder shall have the right to require UMC to redeem the bonds, in whole but not in part, at the Early Redemption Amount.

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iv.	Terms of Exchange:
(i)	Underlying Securities: Common Shares of NOVATEK
(ii)	Exchange Period: The bonds are exchangeable at any time on or after October 8, 2021 and prior to June 27, 2026, into NOVATEK common shares.

If for any reason UMC does not have sufficient NOVATEK common shares to deliver upon the exchange of any bond, then, UMC will pay to the exchanging bondholder an amount in U.S. dollars equal to the product of the volume-weighted average closing price per NOVATEK common share on the TWSE for five consecutive trading days starting from and including the applicable exercise date (as defined in the indenture) (or such fewer number of trading days as are available within ten days starting from and including the applicable exercise date) each converted into USD at the prevailing rate on the day preceding the applicable trading day and the number of NOVATEK common shares that UMC is unable to deliver. Provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the converting holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

(iii)	Exchange Price and Adjustment: The exchange price was originally NT$731.25 per NOVATEK common share. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture. The exchange price was NT$506.0 per NOVATEK common share on December 31, 2024.

v.	Redemption on the Maturity Date:

The bonds will be redeemed with 96.92% principal amount on the maturity date unless:

(i)	UMC shall have redeemed the bonds at the option of UMC, or the bonds shall have been redeemed at option of the bondholder,
(ii)	The bondholders shall have exercised the exchange right before maturity, or
(iii)	The bonds shall have been redeemed or repurchased by UMC and cancelled.

On July 7, 2024, there were no bondholders that required UMC to redeem the outstanding exchangeable bonds.

As of December 31, 2024 and 2023, UMC has cumulatively repurchased and cancelled the outstanding principal amount of exchangeable bonds totaling USD 187.1 million and USD 187.1 million, respectively with derecognition of the related derivative financial liabilities.

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(14)	Long-Term Loans

a.	Details of long-term loans as of December 31, 2024 and 2023 were as follows:

	As of December 31,
Lenders	2024	2023	Redemption
Secured Long-Term Loan from Mega International Commercial Bank (1)	$-	$4,866	Repayable quarterly from October 24, 2019 to October 24, 2024 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (2)	9,529	13,765	Repayable quarterly from February 23, 2022 to February 22, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (3)	32,029	46,265	Repayable quarterly from December 22, 2022 to February 23, 2027 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Mega International Commercial Bank (4)	41,050	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from Taiwan Cooperative Bank (1)	11,892	23,784	Repayable quarterly from October 19, 2015 to October 19, 2025 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (2)	8,000	20,000	Repayable monthly from August 13, 2020 to August 13, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (3)	4,138	10,345	Repayable monthly from October 29, 2020 to August 29, 2025 with monthly interest payments.
Secured Long-Term Loan from Taiwan Cooperative Bank (4)	33,667	58,916	Repayable monthly from April 15, 2021 to April 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Taiwan Cooperative Bank (5)	34,400	34,400	Repayable quarterly from December 28, 2023 to December 28, 2028 with monthly interest payments. Interest-only payment for the first year.

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	As of December 31,
Lenders	2024	2023	Redemption
Secured Syndicated Loans from China Development Bank and 6 others	$10,025,233	$11,766,832	Repayable semi-annually from March 19, 2021 to March 18, 2031 with semi-annually interest payments. Interest-only payment for the first and the second year.
Secured Long-Term Loan from First Commercial Bank (1)	24,076	35,668	Repayable monthly from December 2, 2021 to December 2, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from First Commercial Bank (2)	63,080	-	Repayable monthly from March 22, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Secured Long-Term Loan from KGI Bank	21,000	21,000	Settlement due on December 25, 2026 with monthly interest payments.
Secured Long-Term Loan from Shanghai Commercial Bank (1)	11,100	16,650	Repayable monthly from January 19, 2022 to December 15, 2026 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (2)	4,046	4,980	Repayable quarterly from March 23, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (3)	36,563	45,000	Repayable quarterly from June 6, 2023 to March 15, 2028 with monthly interest payments. Interest-only payment for the first year.
Secured Long-Term Loan from Shanghai Commercial Bank (4)	9,100	-	Repayable quarterly from September 20, 2024 to March 15, 2028 with monthly interest payments.
Secured Long-Term Loan from CTBC Bank	131,750	131,750	Repayable semi-annually from September 25, 2023 to September 25, 2028 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Bank of China	1,237,490	1,515,790	Repayable semi-annually from June 24, 2023 to June 24, 2026 with quarterly interest payments.
Unsecured Long-Term Loan from Bank of Taiwan (1)	666,666	1,333,333	Repayable quarterly from March 24, 2023 to December 24, 2025 with monthly interest payments.

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	As of December 31,
Lenders	2024	2023	Redemption
Unsecured Long-Term Loan from Bank of Taiwan (2)	$2,000,000	$-	Repayable quarterly from November 24, 2026 to November 24, 2028 with monthly interest payments.
Unsecured Long-Term Loan from Mega International Commercial Bank	77,250	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first three years.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (1)	115,970	-	Repayable monthly from April 10, 2024 to March 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (2)	19,500	-	Repayable monthly from October 15, 2024 to October 15, 2031 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Long-Term Loan from Taiwan Cooperative Bank (3)	3,000,000	-	Repayable quarterly from July 17, 2027 to July 17, 2029 with monthly interest payments.
Unsecured Long-Term Loan from Eastern International Bank	59,380	-	Repayable monthly from April 10, 2024 to March 15, 2029 with monthly interest payments. Interest-only payment for the first and the second year.
Unsecured Revolving Loan from First Commercial Bank (1) (Note A)	-	800,000	Settlement due on July 13, 2028 with monthly interest payments.
Unsecured Revolving Loan from First Commercial Bank (2) (Note B)	800,000	-	Settlement due on August 22, 2029 with monthly interest payments.
Unsecured Revolving Loan from Yuanta Commercial Bank (Note C)	2,000,000	3,000,000	Repayable annually from March 2, 2023 to March 2, 2026 with monthly interest payments.
Unsecured Revolving Loan from CTBC Bank (Note D)	-	4,000,000	Settlement due on July 20, 2025 with monthly interest payments.
Unsecured Revolving Loan from Mega International Commercial Bank (Note E)	3,000,000	-	Repayable semi-annually from November 28, 2025 to May 28, 2028 with monthly interest payments.
Unsecured Revolving Loan from Taipei Fubon Bank (Note F)	3,000,000	-	Repayable annually from January 20, 2026 to January 20, 2029 with monthly interest payments.
Unsecured Revolving Loan from DBS Bank (Note G)	4,700,000	-	Settlement due on December 25, 2029 with monthly interest payments.

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	As of December 31,
Lenders	2024	2023	Redemption
Unsecured Revolving Loan from DBS Bank (Taiwan) (Note H)	$4,000,000	$-	Settlement due on December 13, 2029 with monthly interest payments.
Unsecured Revolving Loan from Australia and New Zealand Bank (Note I)	1,300,000	-	Settlement due on September 26, 2029 with monthly interest payments.
Subtotal	36,476,909	22,883,344
Less: Current portion	(5,528,409)	(2,227,096)
Total	$30,948,500	$20,656,248

	As of December 31,
	2024	2023
Interest rates applied	1.53% - 5.49%	1.67% - 6.56%

Note A: First Commercial Bank approved the 1-year credit loan on April 25, 2023, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to April 24, 2024. As of December 31, 2023, the unused line of credit was NT$1.2 billion.

Note B: First Commercial Bank approved the 1-year credit loan on July 9, 2024, which offered UMC a revolving line of credit of NT$2 billion starting from the approval date to July 9, 2025. As of December 31, 2024, the unused line of credit was NT$1.2 billion.

Note C: UMC entered into a 5-year loan agreement with Yuanta Commercial Bank, effective from March 3, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. This line of credit will be reduced starting from the end of the second year after the contract date and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is March 2, 2026. As of December 31, 2024 and 2023, the unused line of credit were all nil.

Note D: UMC entered into a 5-year loan agreement with CTBC Bank, effective from December 24, 2021. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is July 20, 2025. As of December 31, 2024 and 2023, the unused line of credit were NT$4 billion and nil, respectively.

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Note E: UMC entered into a 5-year loan agreement with Mega International Commercial Bank, effective from November 28, 2022. The agreement offered UMC a revolving line of credit of NT$5 billion. This line of credit will be reduced starting from the end of the two years and five months after the first use and every six months thereafter, with a total of six adjustments. The expiration date of the agreement is May 28, 2028. As of December 31, 2024 and 2023, the unused line of credit were NT$2 billion and NT$5 billion, respectively.

Note F: UMC entered into a 5-year loan agreement with Taipei Fubon Bank, effective from July 20, 2023. The agreement offered UMC a revolving line of credit of NT$3 billion. This line of credit will be reduced starting from the end of the second year after the first use and every twelve months thereafter, with a total of four adjustments. The expiration date of the agreement is January 20, 2029. As of December 31, 2024 and 2023, the unused line of credit were nil and NT$3 billion, respectively.

Note G: UMC entered into a 5-year loan agreement with DBS Bank, effective from March 29, 2024. The agreement offered UMC a revolving line of credit of NT$6 billion. The expiration date of the agreement is March 29, 2029. As of December 31, 2024, the unused line of credit was NT$1.3 billion.

Note H: UMC entered into a 5-year loan agreement with DBS Bank (Taiwan), effective from October 10, 2024. The agreement offered UMC a revolving line of credit of NT$4 billion. The expiration date of the agreement is October 10, 2029. As of December 31, 2024, the unused line of credit was nil.

Note I: UMC entered into a 5-year loan agreement with Australia and New Zealand Bank, effective from September 26, 2024. The agreement offered UMC a revolving line of credit of USD 300 million. The expiration date of the agreement is September 26, 2029. As of December 31, 2024, the unused line of credit was NT$8.5 billion (USD 260 million).

b.	Please refer to Note 8 for property, plant and equipment and right-of-use assets pledged as collateral for long-term loans.

(15)	Post-Employment Benefits

a.	Defined contribution plan

The employee pension plan under the Labor Pension Act of R.O.C. is a defined contribution plan. Pursuant to the plan, UMC and its domestic subsidiaries make monthly contributions of 6% based on each individual employee’s salary or wage to employees’ pension accounts. Pension benefits for employees of the Singapore branch and subsidiaries overseas are provided in accordance with the local regulations. Total pension expenses of NT$1,978 million and NT$1,655 million were contributed by the Company for the years ended December 31, 2024 and 2023, respectively.

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b.	Defined benefit plan

i.	The employee pension plan mandated by the Labor Standards Act of R.O.C. is a defined benefit plan. The pension benefits are disbursed based on the units of service years and average monthly salary prior to retirement according to the Labor Standards Act. Two units per year are awarded for the first 15 years of services while one unit per year is awarded after the completion of the 15th year and the total units will not exceed 45 units. UMC contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited with the Bank of Taiwan under the name of a pension fund supervisory committee. The pension fund is managed by the government’s designated authorities and therefore is not included in the Company’s consolidated financial statements. For the years ended December 31, 2024 and 2023, total pension expenses of NT$35 million and NT$45 million, respectively, were recognized by UMC.

ii.	Movements in present value of defined benefit obligation and fair value of plan assets were as follows:

Movements in present value of defined benefit obligation during the year:

	For the years ended December 31,
	2024	2023
Defined benefit obligation at beginning of year	$(4,665,498)	$(5,106,623)
Items recognized as profit or loss:
Service cost	(8,435)	(9,893)
Interest cost	(55,986)	(63,322)
Subtotal	(64,421)	(73,215)
Remeasurements recognized in other comprehensive income (loss):
Arising from changes in demographic assumptions	(142,117)	-
Arising from changes in financial assumptions	98,669	166,401
Experience adjustments	20,669	226,634
Subtotal	(22,779)	393,035
Benefits paid	359,975	121,305
Defined benefit obligation at end of year	$(4,392,723)	$(4,665,498)

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Movements in fair value of plan assets during the year:

	For the years ended December 31,
	2024	2023
Beginning balance of fair value of plan assets	$2,460,413	$2,237,221
Items recognized as profit or loss:
Interest income on plan assets	29,525	27,742
Contribution by employer	619,281	307,556
Benefits paid	(359,975)	(121,305)
Remeasurements recognized in other comprehensive income (loss):
Return on plan assets, excluding amounts included in interest income	211,230	9,199
Fair value of plan assets at end of year	$2,960,474	$2,460,413

The actual returns on plan assets of UMC for the years ended December 31, 2024 and 2023 were NT$241 million and NT$37 million, respectively.

iii.	The defined benefit plan recognized on the consolidated balance sheets were as follows:

	As of December 31,
	2024	2023
Present value of the defined benefit obligation	$(4,392,723)	$(4,665,498)
Fair value of plan assets	2,960,474	2,460,413
Funded status	(1,432,249)	(2,205,085)
Net defined benefit liabilities, noncurrent recognized on the consolidated balance sheets	$(1,432,249)	$(2,205,085)

iv.	The major categories of plan assets as a percentage of the fair value of the total plan assets are as follows:

	As of December 31,
	2024	2023
Cash	21%	21%
Equity instruments	47%	46%
Debt instruments	21%	23%
Others	11%	10%

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Employee pension fund is deposited under a trust administered by the Bank of Taiwan. The overall expected rate of return on assets is determined based on historical trend and actuaries’ expectations on the assets’ returns in the market over the obligation period. Furthermore, the utilization of the fund is determined by the labor pension fund supervisory committee, which also guarantees the minimum earnings to be no less than the earnings attainable from interest rates offered by local banks for two-year time deposits.

v.	The principal underlying actuarial assumptions are as follows:

	As of December 31,
	2024	2023
Discount rate	1.59%	1.20%
Rate of future salary increase	3.50%	3.50%

vi.	Expected future benefit payments are as follows:

Year	As of December 31, 2024
2025	$404,452
2026	367,702
2027	387,394
2028	384,106
2029	391,245
2030 and thereafter	3,010,989
Total	$4,945,888

UMC expects to make pension fund contribution of NT$490 million in 2025. The weighted-average durations of the defined benefit obligation were 8 years and 6 years as of December 31, 2024 and 2023, respectively.

vii.	Sensitivity analysis:

	As of December 31, 2024
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$154,095	$(163,088)	$(137,421)	$131,562

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	As of December 31, 2023
	Discount rate		Rate of future salary increase
	0.5% increase	0.5% decrease	0.5% increase	0.5% decrease
Decrease (increase) in defined benefit obligation	$137,615	$(144,683)	$(117,784)	$113,478

The sensitivity analyses above have been determined based on a method that extrapolates the impact on the net defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

(16)	Deferred Government Grants

	As of December 31,
	2024	2023
Beginning balance	$2,547,022	$4,677,444
Arising during the period	2,131,264	591,086
Recorded in profit or loss:
Other operating income	(841,091)	(2,663,843)
Exchange effect	123,833	(57,665)
Ending balance	$3,961,028	$2,547,022

Current (classified under other current liabilities)	$906,935	$717,457
Non-current (classified under other noncurrent liabilities-others)	3,054,093	1,829,565
Total	$3,961,028	$2,547,022

The significant government grants related to equipment acquisitions received by the Company are amortized as income over the useful lives of related equipment and recorded in the net other operating income and expenses.

(17)	Refund Liabilities (classified under other current liabilities)

	As of December 31,
	2024	2023
Refund liabilities	$3,918,437	$3,033,576

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(18)	Provisions

	As of December 31,
	2024	2023
Onerous Contracts (classified under other current liabilities)	$281,244	$57,800
Decommissioning Liabilities (classified under other noncurrent liabilities-others)	695,168	602,433
Total	$976,412	$660,233

	Onerous Contracts	Decommissioning Liabilities
Balance as of January 1, 2024	$57,800	$602,433
Arising during the period	254,809	32,999
Unused provision reversed	(33,567)	-
Discount rate adjustment and unwinding of discount from the passage of time	-	17,776
Exchange effect	2,202	41,960
Balance as of December 31, 2024	$281,244	$695,168

When the Company expects that the unavoidable costs of fulfilling the contractual obligations exceed the expected economic benefits from the contracts, the present obligation under the onerous contract are recognized and measured as provisions.

Under certain applicable agreement, the Company is obligated to dismantling and removing the items of property, plant and equipment and restoring the site on which they are located. Accordingly, the Company recognized the liability pursuant to the present value of the estimated decommissioning and restoration cost.

(19)	Equity

a.	Capital stock:

i.	UMC had 26,000 million common shares authorized to be issued as of December 31, 2024 and 2023, of which 12,561 million shares and 12,530 million shares were issued as of December 31, 2024 and 2023, respectively, each at a par value of NT$10.

ii.	UMC had 115 million and 121 million ADSs, which were traded on the NYSE as of December 31, 2024 and 2023, respectively. The total number of common shares of UMC represented by all issued ADSs were 576 million shares and 607 million shares as of December 31, 2024 and 2023, respectively. One ADS represents five common shares.

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iii.	On December 5, 2024 and December 5, 2023, UMC issued restricted stocks for its employees in a total of 33 million shares and 27 million shares with a par value of NT$10 each, respectively. The aforementioned issuance of new shares was approved by the competent authority and the registration was completed. Please refer to Note 6(20) for the information of restricted stocks.

iv.	For the years ended December 31, 2024 and 2023, UMC has recalled and cancelled 2 million shares and 2 million shares, respectively of unvested restricted stocks issued for employees according to the issuance plan. The aforementioned reduction of capital was approved by the competent authority and the registration was completed.

b.	Retained earnings and dividend policies:

According to UMC’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

i.	Payment of taxes.
ii.	Making up loss for preceding years.
iii.	Setting aside 10% for legal reserve, except for when accumulated legal reserve has reached UMC’s paid-in capital.
iv.	Appropriating or reversing special reserve by government officials or other regulations.
v.	The remaining, in addition to the previous year’s unappropriated earnings, UMC shall distribute it according to the distribution plan proposed by the Board of Directors according to the dividend policy and submitted to the shareholders’ meeting for approval.

Because UMC conducts business in a capital intensive industry and continues to operate in its growth phase, the dividend policy of UMC shall be determined pursuant to factors such as the investment environment, its funding requirements, domestic and overseas competitive landscape and its capital expenditure forecast, as well as shareholders’ interest, balancing dividends and UMC’s long-term financial planning. The Board of Directors shall propose the distribution plan and submit it to the shareholders’ meeting every year. The distribution of shareholders’ dividend shall be allocated as cash dividend in the range of 20% to 100%, and stock dividend in the range of 0% to 80%.

According to the regulations of Taiwan FSC, UMC is required to appropriate a special reserve in the amount equal to the sum of debit elements under equity, such as unrealized loss on financial instruments and debit balance of exchange differences on translation of foreign operations, at every year-end. Such special reserve is prohibited from distribution. However, if any of the debit elements is reversed, the special reserve in the amount equal to the reversal may be released for offsetting accumulated deficits or earnings distribution.

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The appropriation of earnings for 2023 was approved by the shareholders’ meeting held on May 30, 2024, while the appropriation of earnings for 2024 was proposed by the Board of Directors’ meeting on February 26, 2025. The details of appropriation were as follows:

	Appropriation of earnings (in thousand NT dollars)		Cash dividend per share (NT dollars)
	2024	2023	2024	2023
Legal reserve	$4,738,237	$6,255,736
Special reserve	-	(2,734,057)
Cash dividends	35,787,598	37,587,102	$2.85	$3.00

The aforementioned 2023 appropriation approved by shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024.

The cash dividend per share for 2023 was adjusted to NT$3.00011747 per share. The adjustment was due to the decrease of outstanding common shares from cancellation of the restricted stock in April 2024.

The appropriation of 2024 unappropriated retained earnings has not yet been approved by the shareholders’ meeting as of the reporting date. Information relevant to the Board of Directors’ meeting resolutions and shareholders’ meeting approval can be obtained from the “Market Observation Post System” on the website of the TWSE.

Please refer to Note 6(22) for information on the employees and directors’ compensation.

c.	Non-controlling interests:
	For the years ended December 31,
	2024	2023
Balance as of January 1	$340,859	$343,679
Attributable to non-controlling interests:
Net income (loss)	(104,674)	450,184
Other comprehensive income (loss)	76	(14)
Share-based payment transactions	1,913	5,817
Changes in subsidiaries’ ownership	(7,910)	456
Non-controlling interests	26,349	4,187
Others	-	(463,450)
Ending balance	$256,613	$340,859

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(20)	Share-Based Payment

a.	Restricted stock plan for employees

The equity-settled share-based payment of restricted stock plans for employees in each year are as follows:

	2024 Plan	2022 Plan		2020 Plan
	1st tranche	1st tranche	2nd tranche	1st tranche	2nd tranche
Resolution date of UMC’s shareholders meeting	May 30, 2024		May 27, 2022		June 10, 2020
Maximum shares to be issued (in thousands)	66,000	50,000		233,200
Eligible employees	Qualified employees of the Company	Qualified employees of the Company		Qualified employees of UMC
Issuance of shares (in thousands)	32,956	23,060	26,728	200,030	1,268
Issuance date	December 5, 2024	December 5, 2022	December 5, 2023	September 1, 2020	June 9, 2021
Weighted-average fair value on the grant date (NT$/ per share)	$39.27	$44.40	$48.90	$21.80	$53.00

The aforementioned restricted stock plans for employees are issued gratuitously and have a duration of four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by UMC are gradually eligible to the vested restricted stocks at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, UMC will recall and cancel their stocks without consideration. Before any employee who has been granted restricted stock award shares fulfills the vesting conditions, the rights of the restricted stocks to attendance, proposal, statement, voting and election at the shareholders’ meeting shall be exercised by an entrusted institution according to a custodial agreement. Other rights of restricted stocks including but not limited to, the right to distribution of cash dividends, stock dividends, legal reserves and capital reserves, and the preemptive right for new shares of capital increase by cash, shall be the same as those of the outstanding common shares of UMC, but are restricted from selling, pledging, setting guarantee, transferring, granting, or disposing of the restricted stocks in any other ways. Related information can be obtained from the “Market Observation Post System” on the website of the TWSE.

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The 2024 restricted stock plan for employees includes market conditions. The compensation cost for these market conditions was measured at fair value initially by using Monte Carlo Simulation on the grant date. The assumptions used are as follows:

2024 Plan
1st tranche
Share price of measurement date (NT$/ per share)	$44.60
Expected volatility	23.76% - 34.32%
Expected life	2 - 4 years
Risk-free interest rate	1.40% - 1.46%

For the aforementioned 2024, 2022 and 2020 plans, the unvested restricted stocks issued on the grant date for employees are recognized in unearned employee compensation as a transitional contra equity account and such account shall be amortized as compensation expense over the vesting period. For the years ended December 31, 2024 and 2023, the compensation costs of NT$775 million and NT$1,025 million, respectively, were recognized in expenses by the Company.

b.	Stock appreciation right plan for employees

In June 2021 and September 2020, the Company executed a compensation plan to grant 1 million units and 26 million units of cash-settled stock appreciation right to qualified employees of the Company without consideration, respectively. One unit of stock appreciation right to employees represents a right to the intrinsic value of one common share of UMC. The life of the plan is four years. Beginning from the end of two years since the date of grant, those employees who fulfill both service period and performance conditions set by the Company are gradually eligible to the vested stock appreciation right at certain percentage and time frame. For those employees who fail to fulfill the vesting conditions, the Company will withdraw their rights without consideration. During the vesting period, the holders of the stock appreciation right are not entitled the same rights as those of common stock holders of UMC. The compensation plan, which was implemented in September 2020, expired in August 2024.

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The compensation cost for the cash-settled share-based payment was measured at fair value initially by using Black-Scholes Option Pricing Model and will be remeasured at the end of each reporting period until settlement. As of December 31, 2024, the assumptions used are as follows:

Granted in June 2021
Share price of measurement date (NT$/ per share)	$43.05
Expected volatility	25.80%
Expected life	0.44 years
Expected dividend yield	6.46%
Risk-free interest rate	1.38%

For the years ended December 31, 2024 and 2023, the compensation costs of NT$20 million and NT$105 million, respectively, were recognized in expenses by the Company. The liabilities for stock appreciation right recognized which were classified under other payables and other noncurrent liabilities-others amounted to NT$8 million and NT$207 million as of December 31, 2024 and 2023, respectively. The intrinsic value for the liabilities of vested rights was nil.

(21)	Operating Revenues

a.	Disaggregation of revenue

i.	By Product

	For the years ended December 31,
	2024	2023
Wafer	$221,820,412	$211,750,622
Others	10,482,172	10,782,378
Total	$232,302,584	$222,533,000

ii.	By geography

	For the years ended December 31,
	2024	2023
Taiwan	$83,758,430	$68,360,231
China (includes Hong Kong)	37,117,309	27,545,452
Japan	9,107,394	11,612,866
Korea	26,295,063	30,872,198
USA	58,117,650	59,103,051
Europe	17,902,262	24,932,099
Others	4,476	107,103
Total	$232,302,584	$222,533,000

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The geographic breakdown of the Company's operating revenues is based on the location where the Company's customers are headquartered.

iii.	By the timing of revenue recognition

	For the years ended December 31,
	2024	2023
At a point in time	$229,505,369	$220,283,306
Over time	2,797,215	2,249,694
Total	$232,302,584	$222,533,000

b.	Contract balances

i.	Contract assets, current

	As of December 31,
	2024	2023	2022
Sales of goods and services	$1,043,680	$1,132,477	$766,691
Less: Loss allowance	(417,967)	(392,949)	(393,373)
Net	$625,713	$739,528	$373,318

The loss allowance was assessed by the Company primarily at an amount equal to lifetime expected credit losses. The loss allowance was mainly resulted from the suspension of the joint technology development agreement as disclosed in Note 9(7).

ii.	Contract liabilities

	As of December 31,
	2024	2023	2022
Sales of goods and services	$2,660,181	$3,681,352	$3,985,003

Current	$2,200,561	$3,250,712	$3,546,815
Non-current	459,620	430,640	438,188
Total	$2,660,181	$3,681,352	$3,985,003

The movement of contract liabilities is mainly caused by the timing difference of the satisfaction of a performance of obligation and the consideration received from customers.

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The Company recognized NT$3,416 million and NT$2,871 million, respectively, in revenues from the contract liabilities balance at the beginning of the period as performance obligations were satisfied for the years ended December 31, 2024 and 2023.

c.	The Company’s transaction price allocated to unsatisfied performance obligations amounted to NT$355 million and NT$195 million as of December 31, 2024 and 2023, respectively. The Company will recognize revenue as the Company satisfies its performance obligations over time that aligns with progress toward completion of a contract in the future. The estimate of the transaction price does not include any estimated amounts of variable consideration that are constrained.

d.	Asset recognized from costs to fulfill a contract with customer

As of December 31, 2024 and 2023, the Company recognized costs to fulfill engineering service contracts eligible for capitalization as other current assets which amounted to NT$584 million and NT$877 million, respectively. Subsequently, the Company will expense from costs to fulfill a contract to operating costs when the related obligations are satisfied.

(22)	Operating Costs and Expenses

The Company’s employee benefit, depreciation and amortization expenses are summarized as follows:

	For the years ended December 31,
	2024			2023
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Employee benefit expenses
Salaries	$25,959,209	$11,485,738	$37,444,947	$26,693,905	$12,002,205	$38,696,110
Labor and health insurance	1,383,016	527,153	1,910,169	1,502,553	557,543	2,060,096
Pension	1,511,302	501,915	2,013,217	1,240,577	460,079	1,700,656
Other employee benefit expenses	401,329	207,925	609,254	421,871	196,739	618,610
Depreciation	43,740,758	1,595,934	45,336,692	36,006,021	1,545,067	37,551,088
Amortization	1,041,562	1,654,002	2,695,564	1,277,920	1,448,561	2,726,481

74

According to UMC’s Articles of Incorporation, the employees and directors’ compensation shall be distributed in the following order:

UMC shall allocate no less than 5% of profit as employees’ compensation and no more than 0.2% of profit as directors’ compensation for each profitable fiscal year after offsetting any cumulative losses. The aforementioned employees’ compensation will be distributed in shares or cash. The employees of UMC’s subsidiaries who fulfill specific requirements stipulated by the Board of Directors may be granted such compensation. Directors may only receive compensation in cash. UMC may, by a resolution adopted by a majority vote at a meeting of the Board of Directors attended by two-thirds of the total number of directors, distribute the aforementioned employees and directors’ compensation and report to the shareholders’ meeting for such distribution.

The Company recognized the employees and directors’ compensation in the profit or loss with corresponding other payables during the periods when earned for the years ended December 31, 2024 and 2023. The Board of Directors estimates the amount by taking into consideration the Articles of Incorporation, government regulations and industry averages. If the Board of Directors resolves to distribute employee compensation through stock, the number of stock distributed is calculated based on total employee compensation divided by the closing price of the day before the Board of Directors’ meeting. If the Board of Directors subsequently modifies the estimates significantly, the Company will recognize the change as an adjustment in the profit or loss in the subsequent period.

The distributions of employees and directors’ compensation for 2023 were reported to the shareholders’ meeting on May 30, 2024, while the distributions of employees and directors’ compensation for 2024 were approved through the Board of Directors’ meeting on February 26, 2025. The details of distribution were as follows:

	2024	2023
Employees’ compensation – Cash	$4,509,603	$5,439,059
Directors’ compensation	45,000	45,000

The aforementioned employees and directors’ compensation for 2023 reported during the shareholders’ meeting was consistent with the resolutions of the Board of Directors’ meeting held on February 27, 2024.

Information relevant to the aforementioned employees and directors’ compensation can be obtained from the “Market Observation Post System” on the website of the TWSE.

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(23)	Net Other Operating Income and Expenses

	For the years ended December 31,
	2024	2023
Government grants	$1,337,458	$3,862,001
Rental income from property, plant and equipment	202,010	202,082
Gain on disposal of property, plant and equipment	72,402	268,293
Others	(287,961)	(330,050)
Total	$1,323,909	$4,002,326

(24)	Non-Operating Income and Expenses

a.	Other gains and losses

	For the years ended December 31,
	2024	2023
Loss on valuation of financial assets and liabilities at fair value through profit or loss	$(320,956)	$(40,553)
Gain on disposal of investments accounted for under the equity method	817	19,620
Others	20,345	100,254
Total	$(299,794)	$79,321

b.	Finance costs

	For the years ended December 31,
	2024	2023
Interest expenses
Bonds payable	$500,757	$444,424
Bank loans	963,263	833,548
Lease liabilities	196,457	179,367
Others	18,225	16,390
Financial expenses	77,398	96,645
Total	$1,756,100	$1,570,374

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(25)	Components of Other Comprehensive Income (Loss)

	For the year ended December 31, 2024
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$188,451	$-	$188,451	$(37,690)	$150,761
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	(539,327)	-	(539,327)	1,983	(537,344)
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	(655,739)	-	(655,739)	-	(655,739)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	8,902,745	-	8,902,745	127,990	9,030,735
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	324,354	(817)	323,537	(10,966)	312,571
Total other comprehensive income (loss)	$8,220,484	$(817)	$8,219,667	$81,317	$8,300,984

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	For the year ended December 31, 2023
	Arising during the period	Reclassification adjustments during the period	Other comprehensive income (loss), before tax	Income tax effect	Other comprehensive income (loss), net of tax
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit pension plans	$402,234	$-	$402,234	$(80,447)	$321,787
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	5,530,359	-	5,530,359	68,150	5,598,509
Share of other comprehensive income (loss) of associates and joint ventures which will not be reclassified subsequently to profit or loss	2,627,891	-	2,627,891	-	2,627,891
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(2,386,278)	-	(2,386,278)	329,771	(2,056,507)
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(73,006)	(1,413)	(74,419)	665	(73,754)
Total other comprehensive income (loss)	$6,101,200	$(1,413)	$6,099,787	$318,139	$6,417,926

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(26)	Income Tax

a.	The major components of income tax for the years ended December 31, 2024 and 2023 were as follows:

i.	Income tax expense (benefit) recorded in profit or loss

	For the years ended December 31,
	2024	2023
Current income tax expense (benefit):
Current income tax charge	$6,848,343	$7,587,739
Adjustments in respect of current income tax of prior periods	(124,430)	(217,891)
Deferred income tax expense (benefit):
Deferred income tax related to origination and reversal of temporary differences	2,441,278	2,239,309
Deferred income tax related to recognition and derecognition of tax losses and unused tax credits	(34,010)	-
Deferred income tax related to changes in tax rates	68	-
Adjustment of prior year’s deferred income tax	(3,227)	(120,230)
Deferred income tax arising from write-down or reversal of write-down of deferred tax assets	(14,565)	(16,516)
Income tax expense recorded in profit or loss	$9,113,457	$9,472,411

ii.	Deferred income tax related to components of other comprehensive income (loss)

(i)	Items that will not be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2024	2023
Remeasurements of defined benefit pension plans	$(37,690)	$(80,447)
Unrealized gains or losses from equity instruments investments measured at fair value through other comprehensive income	1,983	68,150
Income tax related to items that will not be reclassified subsequently to profit or loss	$(35,707)	$(12,297)

79

(ii)	Items that may be reclassified subsequently to profit or loss:

	For the years ended December 31,
	2024	2023
Exchange differences on translation of foreign operations	$127,990	$329,771
Share of other comprehensive income (loss) of associates and joint ventures which may be reclassified subsequently to profit or loss	(10,966)	665
Income tax related to items that may be reclassified subsequently to profit or loss	$117,024	$330,436

(iii)	Deferred income tax charged directly to equity

	For the years ended December 31,
	2024	2023
Adjustments of changes in net assets of associates and joint ventures accounted for using equity method	$-	$196

b.	A reconciliation between income tax expense (benefit) and income before tax at UMC’s applicable tax rate were as follows:

	For the years ended December 31,
	2024	2023
Income before tax	$56,219,713	$70,912,228
At UMC’s statutory income tax rate	11,243,943	14,182,446
Adjustments in respect of current income tax of prior periods	(124,430)	(217,891)
Net changes in loss carry-forward and investment tax credits	(2,026,085)	(2,179,234)
Adjustment of deferred tax assets/liabilities for write-downs/reversals and different jurisdictional tax rates	559,386	211,639

80

	For the years ended December 31,
	2024	2023
Tax effect of non-taxable income and non-deductible expenses:
Tax exempt income	$(472,756)	$(1,428,035)
Investment loss (gain)	370,227	(1,248,165)
Dividend income	(231,267)	(323,182)
Others	(610,092)	(145,520)
Basic tax	13,414	43,506
Estimated 5% income tax on unappropriated earnings	-	817
Deferred income tax related to changes in tax rates	68	-
Effect of different tax rates applicable to UMC and its subsidiaries	15,673	234,510
Taxes withheld in other jurisdictions	44,489	38,346
Others	330,887	303,174
Income tax expense recorded in profit or loss	$9,113,457	$9,472,411

c.	Significant components of deferred income tax assets and liabilities were as follows:

	As of December 31,
	2024	2023
Deferred income tax assets
Depreciation	$2,616,538	$2,396,554
Pension	281,385	436,129
Refund liabilities	318,156	306,408
Allowance for inventory valuation losses	726,023	682,909
Investment loss	314,227	303,811
Unrealized profit on intercompany sales	471,583	689,124
Others	482,577	304,860
Total deferred income tax assets	5,210,489	5,119,795

Deferred income tax liabilities
Depreciation	(4,387,572)	(2,085,916)
Investment gain	(2,785,950)	(2,519,442)
Amortizable assets	(283,111)	(283,405)
Others	(354,201)	(374,109)
Total deferred income tax liabilities	(7,810,834)	(5,262,872)
Net deferred income tax assets (liabilities)	$(2,600,345)	$(143,077)

81

d.	Movement of deferred tax

	For the years ended December 31,
	2024	2023
Balance as of January 1	$(143,077)	$1,678,857
Amounts recognized in profit or loss during the period	(2,389,544)	(2,102,563)
Amounts recognized in other comprehensive income (loss)	81,317	318,139
Amounts recognized in equity	-	196
Exchange adjustments	(149,041)	(37,706)
Balance as of December 31	$(2,600,345)	$(143,077)

e.	The Company is subject to taxation in Taiwan and other foreign jurisdictions. As of December 31, 2024, income tax returns of UMC and its subsidiaries in Taiwan have been examined by the tax authorities through 2022, while in other foreign jurisdictions, relevant tax authorities have completed the examination through 2013.

f.	UMC’s branch in Singapore obtained two tax incentives granted by the Singapore government for a period of five years from August 2020. The qualifying incomes are either tax-exempt or taxed at concessionary tax rate. The incentive period will end in July 2025.

g.	The information of the unused tax loss carry-forward for which no deferred income tax assets have been recognized were as follows:

	As of December 31,
	2024	2023
Expiry period
1-5 years	$19,761,573	$15,395,514
6-10 years	11,407,986	22,128,180
Total	$31,169,559	$37,523,694

h.	As of December 31, 2024 and 2023, deductible temporary differences for which no deferred income tax assets have been recognized amounted to NT$3,727 million and NT$3,410 million, respectively.

82

i.	As of December 31, 2024 and 2023, the taxable temporary differences of unrecognized deferred tax liabilities associated with investments in subsidiaries amounted to NT$28,072 million and NT$20,389 million, respectively.

j.	UMC KOREA, UME BV and USJC, the subsidiaries of UMC, are operating in jurisdictions where the Pillar Two legislation has been enacted or substantively enacted. The legislation will gradually come into effect or be implemented in the aforementioned jurisdictions beginning from 2024. The subsidiaries had no current tax expense related to the Pillar Two legislation for the year ended December 31, 2024.

(27)	Earnings Per Share

a.	Earnings per share-basic

	For the years ended December 31,
	2024	2023
Net income attributable to the parent company	$47,210,930	$60,989,633
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,436,599	12,370,951
Earnings per share-basic (NTD)	$3.80	$4.93

b.	Earnings per share-diluted

	For the years ended December 31,
	2024	2023
Net income attributable to the parent company	$47,210,930	$60,989,633
Weighted-average number of ordinary shares for basic earnings per share (thousand shares)	12,436,599	12,370,951
Effect of dilution
Restricted stocks for employees	69,881	114,974
Employees’ compensation	122,400	129,196
Weighted-average number of ordinary shares after dilution (thousand shares)	12,628,880	12,615,121
Earnings per share-diluted (NTD)	$3.74	$4.83

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(28)	Reconciliation of Liabilities Arising from Financing Activities

For the year ended December 31, 2024:

			Non-cash changes
Items	As of January 1, 2024	Cash Flows	Foreign exchange	Others (Note A)	As of December 31, 2024
Short-term loans	$13,530,000	$(5,015,000)	$-	$-	$8,515,000
Long-term loans (current portion included)	22,883,344	13,178,434	415,131	-	36,476,909
Bonds payable (current portion included)	38,359,352	(8,500,465)	-	192,681	30,051,568
Guarantee deposits (current portion included)	41,599,386	(572,321)	1,847,429	-	42,874,494 (Note B)
Lease liabilities	5,393,187	(731,138)	92,617	1,664,350 (Note C)	6,419,016

For the year ended December 31, 2023:

			Non-cash changes
Items	As of January 1, 2023	Cash Flows	Foreign exchange	Others (Note A)	As of December 31, 2023
Short-term loans	$-	$13,530,000	$-	$-	$13,530,000
Long-term loans (current portion included)	19,279,342	3,857,704	(253,702)	-	22,883,344
Bonds payable (current portion included)	28,184,687	9,989,245	-	185,420	38,359,352
Guarantee deposits (current portion included)	30,757,001	10,423,345	419,040	-	41,599,386 (Note B)
Lease liabilities	5,737,095	(666,439)	(24,106)	346,637	5,393,187
Other financial liabilities	21,449,487	(21,209,443)	(330,783)	90,739	-

Note A: Other non-cash changes mainly consisted of discount amortization measured by the effective interest method.

Note B: Guarantee deposits mainly consisted of deposits of capacity reservation.

Note C: Mainly due to the addition to lease properties.

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7.	RELATED PARTY TRANSACTIONS

In addition to those disclosed in other notes, the following is a summary of transactions between the Company and related parties during the financial reporting periods:

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
FARADAY TECHNOLOGY CORP. and its Subsidiaries	Associate
UNIMICRON TECHNOLOGY CORP.	Associate
SILICON INTEGRATED SYSTEMS CORP. and its Subsidiaries	Associate (Note A)
PHOTRONICS DNP MASK CORPORATION	Other related party
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Directors and supervisors of subsidiary (Note B)
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Directors of subsidiary (Note B)

Note A: Prior to August 2023, SIS held one board seat on UMC’s Board of Directors. Therefore, SIS was classified as other related party. Beginning from August 2023, the Company determines that it has significant influence over SIS and accounts for its investment in SIS as an associate. Please refer to Note 6(7) for the relevant information.

Note B: Beginning from July 2023, the company is no longer serving as the directors and supervisors of subsidiary, and therefore is no longer considered a related party to the Company.

(2)	Significant Related Party Transactions

a.	Operating transactions

Operating revenues

	For the years ended December 31,
	2024	2023
Associates	$3,611,015	$3,018,171
Other related party	-	4,463
Total	$3,611,015	$3,022,634

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Accounts receivable, net

	As of December 31,
	2024	2023
Associates
FARADAY TECHNOLOGY CORP. and its Subsidiaries
FARADAY TECHNOLOGY CORP.	$456,332	$302,828
ARTERY TECHNOLOGY CORPORATION, LTD.	148,508	40,886
Others	493	3,602
Other associates	14,680	648
Total	$620,013	$347,964

The sales price to the above related parties was determined through mutual agreement in reference to market conditions. The collection periods for domestic sales to related parties were month-end 30 - 60 days, while the collection periods for overseas sales were month-end 30 - 60 days.

b.	Significant asset transactions

Acquisition of subsidiaries’ ownership

For the year ended December 31, 2024: None.

	Transaction underlying	Trading Capital Amount (In thousands of dollars)		For the year ended December 31, 2023
				Purchase price
XIAMEN JINYUAN INDUSTRIAL DEVELOPMENT CO., LTD.	Ownership of USCXM	RMB	3,741,862	$17,945,970
FUJIAN ELECTRONICS & INFORMATION INDUSTRY ENTREPRENEURSHIP INVESTMENT LIMITED PARTNERSHIP	Ownership of USCXM	RMB	674,762	3,263,473
Total		RMB	4,416,624	$21,209,443

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Acquisition of investments accounted for under the equity method

	Transaction underlying	Trading Volume (In thousands of shares)	For the year ended December 31, 2024
			Purchase price
Associates	Stock of FARADAY	1,723	$533,973

	Transaction underlying	Trading Volume (In thousands of shares)	For the year ended December 31, 2023
			Purchase price
Associates	Stock of UNIMICRON	4,945	$608,224

Please refer to Note 6(7) for the relevant information.

Acquisition of intangible assets

	Purchase price
	For the years ended December 31,
	2024	2023
FARADAY TECHNOLOGY CORP.	$310,460	$323,551

Disposal of subsidiary ownership

			For the year ended December 31, 2024
	Transaction underlying	Trading Capital Amount (In thousands of dollars)	Disposal price	Gain on disposal
Associates
Subsidiary of SIS - SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Ownership of UDS	RMB 30,000	$341,387	$352

On April 2, 2024, the Board of Directors of HEJIAN approved to dispose of its 100% of ownership interest in the subsidiary, UDS. The disposal was completed in August 2024.

For the year ended December 31, 2023: None.

87

c.	Others

Mask expenditure

	For the years ended December 31,
	2024	2023
Other related party	$2,285,797	$2,375,225

Other payables of mask expenditure

	As of December 31,
	2024	2023
Other related party	$621,737	$751,763

d.	Key management personnel compensation

	For the years ended December 31,
	2024	2023
Short-term employee benefits	$1,223,667	$1,462,964
Post-employment benefits	2,603	2,732
Share-based payment	298,500	500,391
Others	417	618
Total	$1,525,187	$1,966,705

8.	ASSETS PLEDGED AS COLLATERAL

The following table lists assets of the Company pledged as collateral:

	Carrying Amount
	As of December 31,
	2024	2023	Party to which asset(s) was pledged	Purpose of pledge
Refundable Deposits (Time deposit)	$1,009,000	$813,289	Customs	Customs duty guarantee
Refundable Deposits (Time deposit)	237,051	236,556	Science Park Bureau	Collateral for land lease

88

	Carrying Amount
	As of December 31,
Refundable Deposits (Time deposit)	$18,647	$18,647	Science Park Bureau	Collateral for dormitory lease
Refundable Deposits (Time deposit)	64,950	64,950	National Property Administration, Ministry of Finance	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	8,118	8,118	Bureau of Land Administration, Tainan City Government	Guarantee for the application of national non-public use land for development
Refundable Deposits (Time deposit)	38,073	36,970	Liquefied Natural Gas Business Division, CPC Corporation, Taiwan	Energy resources guarantee
Refundable Deposits (Time deposit)	-	1,006,852	Bank of China and Agricultural Bank of China	Bank performance guarantee
Refundable Deposits (Time deposit)	490,950	459,900	CTBC Bank Singapore Branch	Collateral for letter of credit
Buildings	4,377,176	4,487,730	Taiwan Cooperative Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Machinery and equipment	4,057,201	6,627,761	Taiwan Cooperative Bank, Mega International Commercial Bank, KGI Bank, First Commercial Bank, Shanghai Commercial Bank, CTBC Bank and Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Right-of-use assets	269,152	266,650	Secured Syndicated Loans from China Development Bank and 6 others	Collateral for long-term loans
Total	$10,570,318	$14,027,423

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9.	SIGNIFICANT CONTINGENCIES AND UNRECOGNIZED CONTRACT COMMITMENTS

(1)	As of December 31, 2024, amounts available under unused letters of credit were NT$0.7 billion.

(2)	As of December 31, 2024, the Company entrusted financial institutions to open performance guarantee, mainly related to the customs tax and electricity supply guarantee, amounting to NT$0.8 billion.

(3)	The Company entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$4.0 billion. As of December 31, 2024, the portion of royalties and development fees not yet recognized was NT$1.4 billion.

(4)	The Company entered into several construction contracts for the expansion of its operations. As of December 31, 2024, these construction contracts amounted to approximately NT$70.9 billion and the portion of the contracts not yet recognized was approximately NT$15.2 billion.

(5)	The Company entered into several wafer fabrication contracts with its customers. According to the contracts, the Company shall provide agreed production capacity with the customers.

(6)	The Company has entered into long-term contracts with multiple suppliers for the purchase of renewable energy. The relative duration, anticipated quantity and pricing of the energy purchase are specified in the contracts.

(7)	On August 31, 2017, the Taichung District Prosecutors Office indicted UMC based on the Trade Secret Act of R.O.C., alleging that employees of UMC misappropriated the trade secrets of MICRON TECHNOLOGY, INC. (MICRON) and of MICRON MEMORY TAIWAN CO., LTD. On June 12, 2020, an adverse ruling issued by the District Court of Taichung in a suit alleged that UMC, two of its current employees and a former employee engaged in the misappropriation of trade secrets. UMC appealed against the sentence. On November 26, 2021, UMC and MICRON announced a settlement agreement between the two companies for all legal proceedings worldwide (the “Settlement Agreement”). Accordingly, MICRON submitted a motion to withdraw the case. On January 27, 2022, the Intellectual Property and Commercial Court announced its ruling of this case and UMC was sentenced to a fine of NT$20 million, subject to a two-year term of probation. On January 27, 2024, UMC completed the probation period successfully and the sentence has been terminated.

90

On December 5, 2017, MICRON filed a civil action with similar cause against UMC with the United States District Court, Northern District of California. MICRON claimed entitlement to the actual damages, treble damages and relevant fees and requested the court to issue an order that enjoins UMC from using its trade secrets in question. In accordance with the Settlement Agreement, the court issued a dismissal of the case with prejudice in January 2022.

On January 12, 2018, UMC filed three patent infringement actions with the Fuzhou Intermediate People’s Court against, among others, MICRON (XI’AN) CO., LTD. and MICRON (SHANGHAI) TRADING CO., LTD., requesting the court to order the defendants to stop manufacturing, processing, importing, selling, and committing to sell the products deploying the infringing patents in question, and to destroy all inventories and related molds and tools. On July 3, 2018, the Fuzhou Intermediate People’s Court granted preliminary injunction against the aforementioned two defendants, holding that the two defendants must immediately cease to manufacture, sell, and import products that infringe the patent rights of UMC. The court approved withdrawal of one of the patent infringement actions on our motion while the other two actions are still on trial. In accordance with the Settlement Agreement, UMC submitted a motion to withdraw the case and the application for injunctive procedure. On March 28, 2024, the court approved UMC's withdrawal of actions and the application for injunctive procedure.

The amounts of aforementioned fine from ruling of the Intellectual Property and Commercial Court and the worldwide settlement between UMC and MICRON were recorded in non-operating other losses and have no material financial and operational effect on UMC’s business for the years presented.

10.	SIGNIFICANT DISASTER LOSS

None.

11.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	From January 1 to February 26, 2025, the Company made repayments of the long-term loans in a total amount of NT$8,402 million which were classified as non-current liabilities.

(2)	On January 21, 2025, a magnitude 6.4 earthquake occurred in southern Taiwan, causing damage to some work-in-progress wafers at UMC's Fab 12A factory in Tainan. As the losses caused by the earthquake will be claimed under UMC’s insurance policy, there is no material impact on UMC's finances and business.

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12.	OTHERS

(1)	Categories of financial instruments

	As of December 31,
Financial Assets	2024	2023
Financial assets at fair value through profit or loss	$18,456,932	$17,138,461
Financial assets at fair value through other comprehensive income	17,209,328	17,683,960
Financial assets measured at amortized cost
Cash and cash equivalents (cash on hand excluded)	104,993,968	132,547,415
Receivables	34,994,933	32,292,914
Refundable deposits	1,992,400	2,708,823
Other financial assets	3,739,224	6,353,768
Total	$181,386,785	$208,725,341

Financial Liabilities
Financial liabilities at fair value through profit or loss	$901,000	$1,019,362
Financial liabilities measured at amortized cost
Short-term loans	8,515,000	13,530,000
Payables	42,259,798	52,393,399
Guarantee deposits (current portion included)	42,874,494	41,599,386
Bonds payable (current portion included)	30,051,568	38,359,352
Long-term loans (current portion included)	36,476,909	22,883,344
Lease liabilities	6,419,016	5,393,187
Total	$167,497,785	$175,178,030

(2)	Financial risk management objectives and policies

The Company’s risk management objectives are to manage the market risk, credit risk and liquidity risk related to its operating activities. The Company identifies, measures and manages the aforementioned risks based on policy and risk preference.

The Company has established appropriate policies, procedures and internal controls for financial risk management. Before entering into significant financial activities, approval process by the Board of Directors and Audit Committee must be carried out based on related protocols and internal control procedures. The Company complies with its financial risk management policies at all times.

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(3)	Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risks comprise currency risk, interest rate risk and other price risk (such as equity price risk).

Foreign currency risk

The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities (when revenue or expense is denominated in a different currency from the Company’s functional currency) and the Company’s net investments in foreign subsidiaries.

The Company applies natural hedges on the foreign currency risk arising from purchases or sales, and utilizes spot or forward exchange contracts to manage foreign currency risk and the net effect of the risks related to monetary financial assets and liabilities is minor. The notional amounts of the foreign currency contracts are the same as the amount of the hedged items. In principle, the Company does not carry out any forward exchange contracts for uncertain commitments. Furthermore, as net investments in foreign subsidiaries are for strategic purposes, they are not hedged by the Company.

The foreign currency sensitivity analysis of the possible change in foreign exchange rates on the Company’s profit is performed on significant monetary items denominated in foreign currencies as of the end of the reporting period. When NTD strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2024 and 2023 decreases/increases by NT$1,095 million and NT$620 million, respectively. When RMB strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2024 and 2023 decreases/increases by NT$615 million and NT$582 million, respectively. When JPY strengthens/weakens against USD by 10%, the profit for the years ended December 31, 2024 and 2023 decreases/increases by NT$237 million and NT$290 million, respectively.

Interest rate risk

The Company is exposed to interest rate risk arising from borrowing at floating interest rates. All of the Company’s bonds have fixed interest rates and are measured at amortized cost. As such, changes in interest rates would not affect the future cash flows. On the other hand, as the interest rates of the Company’s short-term and long-term bank loans are floating, changes in interest rates would affect the future cash flows but not the fair value. Please refer to Note 6(11), (13) and (14) for the range of interest rates of the Company’s bonds and bank loans.

At the reporting dates, a change of 10 basis points of interest rate in a reporting period could cause the profit for the years ended December 31, 2024 and 2023 to decrease/increase by NT$45 million and NT$36 million, respectively.

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Equity price risk

The Company’s listed and unlisted equity securities, investments in convertible bonds and exchange right of the exchangeable bonds issued are susceptible to market price risk arising from uncertainties about future performance of equity markets. The Company’s equity investments are classified as financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income, the investments in convertible bonds which contain the right of conversion to equity instruments are classified as financial assets at fair value through profit or loss, and the exchange right of the exchangeable bonds issued is classified as financial liabilities at fair value through profit or loss as it does not satisfy the definition of an equity component. Please refer to Note 6(2), (3) and (12) for the relevant information.

The sensitivity analysis for the equity instruments is based on the change in fair value as of the reporting date. A change of 5% in the price of the aforementioned financial assets at fair value through profit or loss of listed companies could increase/decrease the Company’s profit for the years ended December 31, 2024 and 2023 by NT$261 million and NT$270 million, respectively. A change of 5% in the price of the aforementioned financial assets at fair value through other comprehensive income of listed companies could increase/decrease the Company’s other comprehensive income (loss) for the years ended December 31, 2024 and 2023 by NT$689 million and NT$722 million, respectively.

Please refer to Note 12(7) for sensitivity analysis information of other equity instruments or derivatives that are linked to such equity instruments whose fair value measurement is categorized under Level 3.

(4)	Credit risk management

The Company only trades with approved and creditworthy third parties. Where the Company trades with third parties which have less credit, it will request collateral from them. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, notes and accounts receivable balances are monitored on an ongoing basis to decrease the Company’s exposure to credit risk.

The Company mitigates the credit risks from financial institutions by limiting its counter parties to only reputable domestic or international financial institutions with good credit standing and spreading its holdings among various financial institutions. The Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

As of December 31, 2024 and 2023, accounts receivable from the top ten customers represent 66% and 67% of the total accounts receivable of the Company, respectively. The credit concentration risk of other accounts receivable is insignificant.

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(5)	Liquidity risk management

The Company’s objectives are to maintain a balance between continuity of funding and flexibility through the use of cash and cash equivalents, bank loans, bonds and lease.

The table below summarizes the maturity profile of the Company’s financial liabilities based on the contractual undiscounted payments and contractual maturity:

	As of December 31, 2024
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$8,683,215	$-	$-	$-	$8,683,215
Payables	42,136,632	-	-	-	42,136,632
Guarantee deposits	921,134	4,571,633	27,522,150	9,859,577	42,874,494
Bonds payable (Note A)	340,976	16,675,030	12,146,745	2,118,683	31,281,434
Long-term loans (Note B)	6,354,561	11,490,087	21,478,391	93,106	39,416,145
Lease liabilities	830,618	1,509,438	1,437,870	4,442,706	8,220,632
Total	$59,267,136	$34,246,188	$62,585,156	$16,514,072	$172,612,552
Derivative financial liabilities
Forward exchange contracts
Net settlement -outflow	$(1,039)	$-	$-	$-	$(1,039)

	As of December 31, 2023
	Less than 1 year	2 to 3 years	4 to 5 years	> 5 years	Total
Non-derivative financial liabilities
Short-term loans	$13,780,612	$-	$-	$-	$13,780,612
Payables	52,202,821	-	-	-	52,202,821
Guarantee deposits	1,476,430	3,556,179	25,955,654	10,611,123	41,599,386
Bonds payable (Note A)	14,797,772	10,980,506	12,321,345	2,132,963	40,232,586
Long-term loans	2,872,168	14,406,101	5,071,743	2,940,524	25,290,536
Lease liabilities	649,879	1,311,239	1,223,724	3,712,729	6,897,571
Total	$85,779,682	$30,254,025	$44,572,466	$19,397,339	$180,003,512

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Note A: UMC issued unsecured exchangeable bonds where the bondholders may exchange the bonds at any time on or after October 8, 2021 and prior to June 27, 2026 into NOVATEK common shares which UMC holds and accounts for as equity instruments investments measured at fair value through other comprehensive income. The balances of equity instruments investments measured at fair value through other comprehensive income were NT$5,893 million and NT$5,753 million as of December 31, 2024 and 2023, respectively. Please refer to Note 6(13) for the terms of redemption.

Note B: For the long-term loans with contractual maturity within 2 to 3 years and 4 to 5 years in 2024, the Company made repayments in the amounts of NT$571 million and NT$7,830 million, respectively, from January 1 to February 26, 2025.

(6)	Foreign currency risk management

UMC entered into forward exchange contracts for hedging the exchange rate risk arising from the net monetary assets or liabilities denominated in foreign currency. The details of forward exchange contracts entered into by UMC are summarized as follows:

As of December 31, 2024

Type	Notional Amount	Contract Period
Forward exchange contracts	Sell USD 24 million	December 27, 2024 - January 21, 2025

As of December 31, 2023

Forward exchange contracts have been settled.

(7)	Fair value of financial instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

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A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities,

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable,

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

a.	Assets and liabilities measured and recorded at fair value on a recurring basis:

	As of December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$606,016	$2	$-	$606,018
Financial assets at fair value through profit or loss, noncurrent	5,703,325	18,800	12,128,789	17,850,914
Financial assets at fair value through other comprehensive income, current	5,893,377	-	-	5,893,377
Financial assets at fair value through other comprehensive income, noncurrent	7,879,553	-	3,436,398	11,315,951
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	1,039	899,961	901,000

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	As of December 31, 2023
	Level 1	Level 2	Level 3	Total
Financial assets:
Financial assets at fair value through profit or loss, current	$443,601	$-	$-	$443,601
Financial assets at fair value through profit or loss, noncurrent	6,424,475	19,300	10,251,085	16,694,860
Financial assets at fair value through other comprehensive income, current	5,753,379	-	-	5,753,379
Financial assets at fair value through other comprehensive income, noncurrent	8,693,193	-	3,237,388	11,930,581
Financial liabilities:
Financial liabilities at fair value through profit or loss, current	-	-	1,019,362	1,019,362

Fair values of financial assets at fair value through profit or loss and financial assets at fair value through other comprehensive income that are categorized into Level 1 are based on the quoted market prices in active markets. If there is no active market, the Company estimates the fair value by using the valuation techniques (income approach and market approach) in consideration of cash flow forecast, recent fund raising activities, valuation of similar companies, individual company’s development, market conditions and other economic indicators.

If there are restrictions on the sale or transfer of a financial asset, which are a characteristic of the asset, the fair value of the asset will be determined based on similar but unrestricted financial assets’ quoted market price with appropriate discounts for the restrictions. To measure fair values, if the lowest level input that is significant to the fair value measurement is directly or indirectly observable, then the financial assets are classified as Level 2 of the fair value hierarchy, otherwise as Level 3.

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During the year ended December 31, 2024, there was no transfers between Level 1 and Level 2 fair value measurements. During the year ended December 31 2023, as the private placement ordinary shares held by the Company’s subsidiary became publicly listed on the over-the-counter market in Taiwan in May 2023, the Company transferred NT$655 million of the financial assets at fair value through profit or loss measured at the end of the reporting period in the quarter from Level 2 to Level 1 fair value measurement.

Reconciliation for fair value measurement in Level 3 fair value hierarchy were as follows:

	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2024	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388
Recognized in profit (loss)	(119,584)	187,131	128,617	3,120	4,140	203,424	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	104,499	29,817	134,316
Acquisition	505,538	639,779	1,133,312	51,191	-	2,329,820	64,694	-	64,694
Disposal	(78,234)	(311,066)	(81,371)	-	(96,312)	(566,983)	-	-	-
Return of capital	(83)	-	(12,405)	-	-	(12,488)	-	-	-
Transfer out of Level 3	(377,121)	-	-	-	-	(377,121)	-	-	-
Exchange effect	41,412	101,455	153,398	455	4,332	301,052	-	-	-
As of December 31, 2024	$3,008,183	$3,403,933	$5,596,447	$54,766	$65,460	$12,128,789	$3,231,518	$204,880	$3,436,398

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2024	$1,019,362
Recognized in loss (profit)	(119,401)
As of December 31, 2024	$899,961

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	Financial assets at fair value through profit or loss						Financial assets at fair value through other comprehensive income
	Common stock	Preferred stock	Funds	Convertible bonds	Others	Total	Common stock	Preferred stock	Total
As of January 1, 2023	$3,198,808	$2,865,258	$4,626,333	$36,474	$-	$10,726,873	$3,427,720	$182,547	$3,610,267
Recognized in profit (loss)	(312,149)	(277,994)	(617,764)	(8,828)	-	(1,216,735)	-	-	-
Recognized in other comprehensive income (loss)	-	-	-	-	-	-	(365,395)	(7,484)	(372,879)
Acquisition	610,153	294,046	294,245	-	154,761	1,353,205	-	-	-
Disposal	-	(89,997)	-	(27,740)	-	(117,737)	-	-	-
Return of capital	(1,384)	-	(36,346)	-	-	(37,730)	-	-	-
Transfer out of Level 3	(461,403)	-	-	-	-	(461,403)	-	-	-
Exchange effect	2,230	(4,679)	8,428	94	(1,461)	4,612	-	-	-
As of December 31, 2023	$3,036,255	$2,786,634	$4,274,896	$-	$153,300	$10,251,085	$3,062,325	$175,063	$3,237,388

Financial liabilities at fair value through profit or loss
Derivatives
As of January 1, 2023	$438,397
Recognized in loss (profit)	580,965
As of December 31, 2023	$1,019,362

The total profit (loss) of NT$128 million and NT$(1,329) million for the years ended December 31, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial assets without quoted market prices held at the end of the reporting period.

The total profit (loss) of NT$119 million and NT$(581) million for the years ended December 31, 2024 and 2023, were included in profit or loss that is attributable to the change in unrealized gains or losses relating to those financial liabilities without quoted market prices held at the end of the reporting period.

The Company’s policy to recognize the transfer into and out of fair value hierarchy levels is based on the event or changes in circumstances that caused the transfer.

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Significant unobservable inputs of fair value measurement in Level 3 fair value hierarchy were as follows:

As of December 31, 2024
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2024 by NT$309 million and NT$244 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2024 by NT$239 million.
Fund	Net asset value approach	N/A	N/A	N/A	N/A
Convertible bonds	Binomial tree valuation model	Volatility	54.85%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could increase/decrease the Company’s profit (loss) for the year ended December 31, 2024 by NT$0.3 million and NT$0.4 million, respectively.
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	28.06%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2024 by NT$97 million and NT$113 million, respectively.

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As of December 31, 2023
Category	Valuation technique	Significant unobservable inputs	Quantitative information	Interrelationship between inputs and fair value	Sensitivity analysis of interrelationship between inputs and fair value
Unlisted stock	Market approach	Discount for lack of marketability	0% - 50%	The greater degree of lack of marketability, the lower the estimated fair value is determined.	A change of 5% in the discount for lack of marketability of the aforementioned fair values of unlisted stocks could decrease/increase the Company’s profit (loss) for the year ended December 31, 2023 by NT$261 million and NT$199 million, respectively, and decrease/increase the Company’s other comprehensive income (loss) for the year ended December 31, 2023 by NT$214 million.
Fund	Net asset value approach	N/A	N/A	N/A	N/A
Embedded derivatives in exchangeable bonds	Binomial tree valuation model	Volatility	27.70%	The higher the volatility, the higher the estimated fair value is determined.	A change of 5% in the volatility could decrease/increase the Company’s profit (loss) for the year ended December 31, 2023 by NT$119 million and NT$131 million, respectively.

b.	Assets and liabilities not recorded at fair value but for which fair value is disclosed:

The fair value of bonds payable is estimated by the market price or using a valuation model. The model uses market-based observable inputs including share price, exchange price, volatility, risk-free interest rates and risk discount rates. The fair value of long-term loans is determined using discounted cash flow model, based on the Company’s current incremental borrowing rates of similar loans.

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The fair values of the Company’s cash and cash equivalents, receivables, refundable deposits, other financial assets, short-term loans, payables and guarantee deposits approximate their carrying amount.

As of December 31, 2024

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payable (current portion included)	$30,020,005	$24,409,952	$5,610,053	$-	$30,051,568
Long-term loans (current portion included)	36,476,909	-	36,476,909	-	36,476,909

As of December 31, 2023

		Fair value measurements during reporting period using
Items	Fair value	Level 1	Level 2	Level 3	Carrying amount
Bonds payable (current portion included)	$38,367,168	$32,827,211	$5,539,957	$-	$38,359,352
Long-term loans (current portion included)	22,883,344	-	22,883,344	-	22,883,344

(8)	Significant financial assets and liabilities denominated in foreign currencies

The following information was summarized by the foreign currencies other than the functional currency of the Company. The exchange rates disclosed were used to translate the foreign currencies into the functional currency. The significant financial assets and liabilities denominated in foreign currencies were as follows:

	As of December 31,
	2024			2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Financial Assets
Monetary items
USD:NTD	$1,135,303	32.73	$37,158,473	$1,224,108	30.66	$37,531,143
EUR:NTD	3,304	33.95	112,158	15,712	33.81	531,220
JPY:NTD	3,839,482	0.2080	798,612	4,742,451	0.2154	1,021,524
SGD:USD	169,091	0.7348	4,066,659	135,438	0.7573	3,144,681
USD:RMB	351,316	7.1884	11,245,592	363,380	7.0827	11,077,251
EUR:RMB	640	7.5257	21,446	35,575	7.8592	1,203,372
USD:JPY	119,794	158.17	3,941,156	146,461	141.82	4,474,081

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	As of December 31,
	2024			2023
	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)	Foreign Currency (thousand)	Exchange Rate	NTD (thousand)
Non-Monetary items
USD:NTD	$198,151	32.73	$6,485,482	$194,316	30.66	$5,957,732
Financial Liabilities
Monetary items
USD:NTD	798,182	32.83	26,204,313	1,018,518	30.76	31,329,600
EUR:NTD	4,250	34.35	145,996	34,180	34.21	1,169,298
JPY:NTD	4,293,687	0.2121	910,691	5,525,814	0.2195	1,212,916
SGD:USD	162,496	0.7380	3,937,045	307,078	0.7607	7,185,356
USD:RMB	159,134	7.1884	5,151,076	176,271	7.0827	5,435,855
EUR:RMB	270	7.5257	9,138	48,293	7.8592	1,652,528
USD:JPY	49,095	158.17	1,647,048	54,304	141.82	1,690,449

The foreign currency transactions mentioned above are expressed in terms of the amount before elimination.

Please refer to the consolidated statements of comprehensive income for the total of realized and unrealized foreign exchange gain and loss. Since there were varieties of foreign currency transactions and functional currencies within the subsidiaries of the Company, the Company was unable to disclose foreign exchange gain (loss) towards each foreign currency with significant impact.

(9)	Significant intercompany transactions among consolidated entities for the years ended December 31, 2024 and 2023 are disclosed in Attachment 1.

(10)	Capital management

The primary objective of the Company’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios to support its business and maximize the shareholders’ value. The Company also ensures its ability to operate continuously to provide returns to shareholders and the interests of other related parties, while maintaining the optimal capital structure to reduce costs of capital.

To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares or dispose assets to redeem liabilities.

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Similar to its peers, the Company monitors its capital based on debt to capital ratio. The ratio is calculated as the Company’s net debt divided by its total capital. The net debt is derived by taking the total liabilities on the consolidated balance sheets minus cash and cash equivalents. The total capital consists of total equity (including capital, additional paid-in capital, retained earnings, other components of equity and non-controlling interests) plus net debt.

The Company’s strategy, which is unchanged for the reporting periods, is to maintain a reasonable ratio in order to raise capital with reasonable cost. The debt to capital ratios as of December 31, 2024 and 2023 were as follows:

	As of December 31,
	2024	2023
Total liabilities	$192,015,673	$199,608,355
Less: Cash and cash equivalents	(105,000,226)	(132,553,615)
Net debt	87,015,447	67,054,740
Total equity	378,185,004	359,578,572
Total capital	$465,200,451	$426,633,312
Debt to capital ratios	18.70%	15.72%

13.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the year ended December 31, 2024: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the year ended December 31, 2024: Please refer to Attachment 3.

c.	Securities held as of December 31, 2024 (excluding subsidiaries, associates and joint venture): Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2024: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2024: Please refer to Attachment 6.

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f.	Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2024: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2024: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2024: Please refer to Attachment 9.

i.	Names, locations and related information of investees as of December 31, 2024 (excluding investment in Mainland China): Please refer to Attachment 10.

j.	Financial instruments and derivative transactions: Please refer to Note 12.

(2)	Investment in Mainland China

a.	Investee company name, main businesses and products, total amount of capital, method of investment, accumulated inflow and outflow of investments from Taiwan, net income (loss) of investee company, percentage of ownership, investment income (loss), carrying amount of investments, cumulated inward remittance of earnings and limits on investment in Mainland China: Please refer to Attachment 11.

b.	Directly or indirectly significant transactions through third regions with the investees in Mainland China, including price, payment terms, unrealized gain or loss, and other events with significant effects on the operating results and financial condition: Please refer to Attachment 1, 3, 5, 8 and 9.

(3)	Information of major shareholders as of December 31, 2024: Please refer to Attachment 12.

14.	OPERATING SEGMENT INFORMATION

(1)	The Company determined its operating segments based on business activities with discrete financial information regularly reported through the Company’s internal reporting protocols to the Company’s chief operating decision maker. The Company only has wafer fabrication operating segment as the single reporting segment. The primary operating activity of the wafer fabrication segment is the manufacture of chips to the design specifications of our customers by using our own proprietary processes and techniques. There was no material difference between the accounting policies of the operating segment and those described in Note 4. Please refer to the Company’s consolidated financial statements for the related segment revenue and operating results.

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(2)	Geographic non-current assets information

	As of December 31,
	2024	2023
Taiwan	$143,009,330	$158,066,796
Singapore	107,247,569	55,322,448
China (includes Hong Kong)	38,271,386	33,424,815
Japan	12,235,336	13,415,669
Others	61,643	76,508
Total	$300,825,264	$260,306,236

Non-current assets include property, plant and equipment, right-of-use assets, intangible assets, prepayment for equipment and other noncurrent assets-others.

(3)	Major customers

Individual customers accounting for at least 10% of operating revenues for the years ended December 31, 2024 and 2023 were as follows:

	For the years ended December 31,
	2024	2023
Customer A	$24,180,535	N/A (Note)
Customer B	N/A (Note)	$29,242,973

Note:	The sales amount is less than 10% of the Company’s operating revenues.

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ATTACHMENT 1 (Significant intercompany transactions between consolidated entities)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

For the year ended December 31, 2024

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$58,145,772	Net 60 days	25%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	6,970,670	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	1,210,478	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	12,623	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	337,007	Net 30 days	0%
					(Note 6)
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	4,755,322	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	713,962	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	639,413	Net 60 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	137,666	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	287,522	Month-end 30 days	0%
					(Note 6)
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	397,260	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	39,086	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	240,749	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	31,132	-	0%

For the year ended December 31, 2023

	Related party	Counterparty	Relationship with the Company (Note 2)	Transactions
No. (Note 1)				Account	Amount	Collection periods (Note 3)	Percentage of consolidated operating revenues or consolidated total assets (Note 4)

0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Sales	$61,923,652	Net 60 days	28%
0	UNITED MICROELECTRONICS CORPORATION	UMC GROUP (USA)	1	Accounts receivable	5,827,800	-	1%
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Sales	1,127,275	Net 30 days	1%
					(Note 5)
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	1	Accounts receivable	11,688	-	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Sales	364,948	Net 30 days	0%
0	UNITED MICROELECTRONICS CORPORATION	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	1	Accounts receivable	10,800	-	0%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Sales	3,487,292	Net 60 days	2%
1	UNITED SEMICONDUCTOR JAPAN CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	342,835	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Sales	1,208,630	Net 60 days	1%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	17,816	-	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITED MICROELECTRONICS CORPORATION	2	Sales	134,303	Net 30 days - Net 45 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	286,087	Month-end 30 days	0%
2	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	362	-	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Sales	505,806	Net 60 days	0%
3	WAVETEK MICROELECTRONICS CORPORATION	UMC GROUP (USA)	3	Accounts receivable	53,916	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Sales	384,067	Net 60 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UMC GROUP (USA)	3	Accounts receivable	43,863	-	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Sales	159,523	Month-end 30 days	0%
4	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	3	Accounts receivable	2,696	-	0%

Note 1: UMC and its subsidiaries are coded as follows:
1. UMC is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: Transactions are categorized as follows:
1. The holding company to subsidiary.
2. Subsidiary to holding company.
3. Subsidiary to subsidiary.
Note 3: The sales price to the above related parties was determined through mutual agreement in reference to market conditions.
Note 4: The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item's balance at period-end.
For profit or loss items, cumulative balances are used as basis.
Note 5: UMC authorized technology licenses to its subsidiary, UNITED SEMICONDUCTOR (XIAMEN) CO., LTD., in the amount of USD 0.35 billion which was recognized as deferred revenue.
Since it was a downstream transaction, the deferred revenue would be realized over time.
Note 6: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

108

ATTACHMENT 2 (Financing provided to others for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Collateral
No.	Lender	Counterparty	Financial statement account	Related party	Maximum balance for the period	Ending balance	Actual amount provided	Interest rate	Nature of financing	Amount of sales to (purchases from) counterparty	Reason for financing	Loss allowance			Limit of financing amount for individual counterparty	Limit of total financing amount
													Item	Value
None

109

ATTACHMENT 3 (Endorsement/Guarantee provided to others for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 3)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 4)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
0	UNITED MICROELECTRONICS CORPORATION	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	2	$170,067,776	$10,620,405	$8,727,880 (Note 5)	$8,477,112 (Note 5)	$-	2.31%	$170,067,776

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.

No. (Note 1)	Endorsor/Guarantor	Receiving party		Limit of guarantee/endorsement amount for receiving party (Note 6)	Maximum balance for the period				Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/endorsement amount (Note 6)
		Company name	Relationship (Note 2)			Ending balance	Actual amount provided	Amount of collateral guarantee/endorsement
1	HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	6	$17,258,209	$1,799,931	$1,478,615	$1,436,804	$-	3.86%	$17,258,209

Note 1: The parent company and its subsidiaries are coded as follows:
1. The parent company is coded "0".
2. The subsidiaries are coded consecutively beginning from "1" in the order presented in the table above.
Note 2: According to the "Guidelines Governing the Preparation of Financial Reports by Securities Issuers" issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1. A company with which it does business.
2. A company in which the public company directly and indirectly holds more than 50% of the voting shares.
3. A company that directly and indirectly holds more than 50% of the voting shares in the public company.
4. A comp]any in which the public company holds, directly or indirectly, 90% or more of the voting shares.
5. A company that fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.
6. A company that all capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.
7. Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.
Note 3: The amount of endorsements/guarantees shall not exceed 45% of the net worth of endorsor/guarantor, and the ceilings on the amount of endorsements/guarantees for any single entity are as follows:
1. The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of endorsor/guarantor.
2. The amount of endorsements/guarantees for a company which endorsor/guarantor does business with, except the ceiling rules abovementioned shall not exceed the needed amounts arising from business dealings which is the higher amount of total sales or purchase transactions between endorsor/guarantor and the receiving party.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.
Note 4: Limit of total guarantee/endorsement amount shall not exceed 45% of UMC's net assets value as of December 31, 2024.,
Note 5: Total endorsement amount is up to RMB 1.96 billion. As of December 31, 2024, actual amount provided was NT$8.48 billion.
Note 6: Limit of total endorsed/guaranteed amount shall not exceed 45% of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2024.
The amount of endorsements/guarantees for any single entity shall not exceed 45% of net worth of HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.'s net assets value as of December 31, 2024.
The aggregate amount of endorsements/guarantees that the Company as a whole is permitted to make shall not exceed 45% of the Company's net worth, and the aggregate amount of endorsements/guarantees for any single entity shall not exceed 45% of the Company's net worth.

110

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	MILLERFUL NO.1 REAL ESTATE INVESTMENT TRUST	-	Financial assets at fair value through profit or loss, current	19,622	$196,416	1.18	$196,416	None
Stock	PIXART IMAGING, INC.	-	Financial assets at fair value through profit or loss, current	1,600	409,600	1.07	409,600	None
Fund	TGVEST ASIA PARTNERS II(TAIWAN), L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	616,950	18.00	616,950	None
Stock	PIXTECH, INC.	-	Financial assets at fair value through profit or loss, noncurrent	9,883	-	17.63	-	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	17,511	-	15.75	-	None
Stock	HOLTEK SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	22,144	1,039,673	9.79	1,039,673	None
Fund	GRANDFULL CONVERGENCE INNOVATION GROWTH FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	312,779	9.38	312,779	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	16,680	1,060,995	7.66	1,060,995	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,530	358,806	6.29	358,806	None
Stock	AMIC TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,412	-	4.71	-	None
Stock	ENNOSTAR INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,357	223,943	0.73	223,943	None
Stock	PROMOS TECHNOLOGIES INC.	-	Financial assets at fair value through profit or loss, noncurrent	324	-	0.72	-	None
Stock-preferred stock	TONBU, INC.	-	Financial assets at fair value through profit or loss, noncurrent	938	-	-	-	None
Stock-preferred stock	AETAS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,166	-	-	-	None
Stock-preferred stock	TA SHEE GOLF & COUNTRY CLUB	-	Financial assets at fair value through profit or loss, noncurrent	0	18,800	-	18,800	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, current	11,740	5,893,377	1.93	5,893,377	None
Stock	UNIMICRON HOLDING LIMITED	Associate	Financial assets at fair value through other comprehensive income, noncurrent	20,000	2,474,388	10.57	2,474,388	None
Stock	ITE TECH. INC.	-	Financial assets at fair value through other comprehensive income, noncurrent	13,960	2,093,997	8.41	2,093,997	None
Stock	KAI-HONG ENERGY CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	6,469	64,865	7.49	64,865	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through other comprehensive income, noncurrent	53,164	3,423,750	7.14	3,423,750	None
Stock	NOVATEK MICROELECTRONICS CORP.	-	Financial assets at fair value through other comprehensive income, noncurrent	4,705	2,361,806	0.77	2,361,806	None
Stock-preferred stock	MTIC HOLDINGS PTE. LTD.	Associate	Financial assets at fair value through other comprehensive income, noncurrent	12,000	204,880	-	204,880	None

FORTUNE VENTURE CAPITAL CORP.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	DARCHUN VENTURE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,393	$1,769	19.65	$1,769	None
Stock	AMOESO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	750	22,500	16.98	22,500	None
Stock	SOLARGATE TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	957	-	15.94	-	None
Fund	TRENDFORCE CAPITAL FUND SPC-TRENDFORCE CAPITAL FUND I SP	-	Financial assets at fair value through profit or loss, noncurrent	15	134,859	14.33	134,859	None

111

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	ENEXT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,750	$2,588	13.95	$2,588	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,500	19,450	10.23	19,450	None
Stock	BRAVOTEK ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,135	32,580	7.78	32,580	None
Stock	TAIWAN REDEYE BIOMEDICAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	888	5,790	7.05	5,790	None
Stock	BATT. CYCLE MATERIALS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,000	36,930	5.77	36,930	None
Stock	LICO TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,609	-	5.32	-	None
Stock	EXCELSIUS MEDICAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	990	8,078	4.95	8,078	None
Stock	EMPASS TECHNOLOGY INC.	-	Financial assets at fair value through profit or loss, noncurrent	452	10,701	4.46	10,701	None
Stock	REON BIOTECH CO., LTD. (formerly MERIDIGEN BIOTECH CO., LTD.)	-	Financial assets at fair value through profit or loss, noncurrent	1,919	-	4.20	-	None
Stock	TAIWAN AULISA MEDICAL DEVICES TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,114	13,203	3.97	13,203	None
Stock	EASTERN UNION INTERACTIVE CORP.	-	Financial assets at fair value through profit or loss, noncurrent	930	138,570	3.74	138,570	None
Stock	PUGA HOLDINGS LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	2	97,944	3.60	97,944	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	96,718	3.30	96,718	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	4,416	147,720	3.11	147,720	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	198,886	2.96	198,886	None
Stock	WEISHENG ENVIROTECH CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	19,250	2.89	19,250	None
Stock	SOLID STATE SYSTEM CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,599	36,461	2.81	36,461	None
Stock	CENTERA PHOTONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,356	126,082	2.72	126,082	None
Stock	TAIWAN SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	6,741	358,621	2.56	358,621	None
Stock	BRIGHT SHELAND INTERNATIONAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,081	34,366	2.55	34,366	None
Stock	SIRIUS WIRELESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	594	10,625	2.38	10,625	None
Stock	TRAVEL TO BUY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	562	19,683	2.25	19,683	None
Stock	UHT UNITECH COMPANY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,893	40,794	2.23	40,794	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,214	20,792	2.20	20,792	None
Stock	TERASILIC CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	3,840	2.13	3,840	None
Fund	VERTEX V (C.I.) FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	130,871	2.07	130,871	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2,147	15,092	1.92	15,092	None
Stock	CHIPBOND TECHNOLOGY CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	13,489	868,660	1.81	868,660	None

112

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	INNOSTAR SERVICE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	$32,500	1.67	$32,500	None
Stock	MINSON INTEGRATION, INC.	-	Financial assets at fair value through profit or loss, noncurrent	500	60,000	1.65	60,000	None
Stock	ACEPODIA, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,739	152,504	1.52	152,504	None
Fund	VERTEX VI FUND L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	72,298	1.30	72,298	None
Stock	INTEGRATED SOLUTIONS TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	420	35,154	1.10	35,154	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	318	4,086	1.05	4,086	None
Stock	WORLD FITNESS SERVICES LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,135	108,393	1.01	108,393	None
Stock	FORMOSA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,497	56,063	0.99	56,063	None
Stock	TAIWAN BIO THERAPEUTICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	750	31,425	0.89	31,425	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	39,995	0.80	39,995	None
Stock	CUBTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	747	20,281	0.78	20,281	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	9,930	-	0.70	-	None
Stock	ACER E-ENABLING SERVICE BUSINESS INC.	-	Financial assets at fair value through profit or loss, noncurrent	272	78,200	0.66	78,200	None
Stock	TWOWAY COMMUNICATIONS INC.	-	Financial assets at fair value through profit or loss, noncurrent	550	41,250	0.59	41,250	None
Stock	UNICTRON TECHNOLOGIES CORP.	-	Financial assets at fair value through profit or loss, noncurrent	224	14,336	0.47	14,336	None
Stock	PRENETICS GLOBAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	49	9,315	0.41	9,315	None
Stock	HD RENEWABLE ENERGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	413	86,460	0.35	86,460	None
Stock	AIROHA TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	400	281,600	0.24	281,600	None
Stock	SOLAR APPLIED MATERIALS TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,173	73,556	0.20	73,556	None
Stock	WALTOP INTERNATIONAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	5	-	0.15	-	None
Stock	FOXTRON VEHICLE TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,600	65,840	0.09	65,840	None
Stock	FORCELEAD TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	20	4,680	0.05	4,680	None
Stock	ELITE MATERIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	62	38,041	0.02	38,041	None
Stock	GLOBALWAFERS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	9	3,385	0.00	3,385	None
Stock-preferred stock	FLOADIA CORP.	-	Financial assets at fair value through profit or loss, noncurrent	2	-	-	-	None
Stock-preferred stock	EJOULE INTERNATIONAL LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	23,909	115,327	-	115,327	None
Stock-preferred stock	GEAR RADIO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,129	67,022	-	67,022	None
Stock-preferred stock	SONATUS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	897	158,888	-	158,888	None

113

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock-preferred stock	HAHOW INC.	-	Financial assets at fair value through profit or loss, noncurrent	151,217	$103,446	-	$103,446	None
Stock-preferred stock	EMPRESS THERAPEUTICS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	769	65,460	-	65,460	None
Stock-preferred stock	TAISHIN FINANCIAL HOLDING CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,305	52,880	-	52,880	None
Convertible bonds	ATE ENERGY INTERNATIONAL CO. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30	3,018	-	3,018	None
Convertible bonds	TAI-TECH ADVANCED ELECTRONICS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	328	38,458	-	38,458	None
Convertible bonds	YULON FINANCE CORPORATION	-	Financial assets at fair value through profit or loss, noncurrent	686	65,170	-	65,170	None
Convertible bonds	FLEXIUM INTERCONNECT INC	-	Financial assets at fair value through profit or loss, noncurrent	100	10,000	-	10,000	None
Convertible bonds	FEEDBACK TECHNOLOGY CORP.	-	Financial assets at fair value through profit or loss, noncurrent	415	45,567	-	45,567	None
Convertible bonds	UNIVERSAL MICROWAVE TECHNOLOGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	165	20,460	-	20,460	None
Convertible bonds	WEIKENG INDUSTRIAL CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	600	63,570	-	63,570	None
Convertible bonds	JPP HOLDING COMPANY LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	20	2,268	-	2,268	None
Convertible bonds	WPG HOLDINGS LIMITED	-	Financial assets at fair value through profit or loss, noncurrent	206	20,930	-	20,930	None
Convertible bonds	TCC GROUP HOLDINGS CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	395	39,223	-	39,223	None
Stock	SHIN-ETSU HANDOTAI TAIWAN CO., LTD.	-	Financial assets at fair value through other comprehensive income, noncurrent	10,500	692,265	7.00	692,265	None

TLC CAPITAL CO., LTD.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Fund	EVERYI CAPITAL ASIA FUND, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	$175,984	18.18	$175,984	None
Stock	BEAUTY ESSENTIALS INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	150,500	51,722	14.15	51,722	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Financial assets at fair value through profit or loss, noncurrent	13	575,914	13.34	575,914	None
Stock	ARTERY TECHNOLOGY CORP.	Associate	Financial assets at fair value through profit or loss, noncurrent	5,112	152,440	9.99	152,440	None
Fund	EVERYI CAPITAL ASIA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	138,759	7.14	138,759	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,200	9,336	4.91	9,336	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	143,971	4.24	143,971	None
Stock	CHENFENG OPTRONICS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,321	31,188	3.30	31,188	None
Stock	ASYS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	652	12,563	2.64	12,563	None
Fund	GROVE VENTURES III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	40,528	2.17	40,528	None

114

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount	Percentage of ownership (%)	Fair value/ Net assets value	Shares as collateral (thousand)
Stock	WELLYSUN INC.	-	Financial assets at fair value through profit or loss, noncurrent	1,000	$25,450	2.05	$25,450	None
Stock	NUWA BIOMEDICAL INC.	-	Financial assets at fair value through profit or loss, noncurrent	650	15,645	1.86	15,645	None
Stock	ISENTEK INC.	-	Financial assets at fair value through profit or loss, noncurrent	503	6,460	1.66	6,460	None
Stock	DIAMOND BIOTECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	449	35,991	1.33	35,991	None
Stock	ADVANCE MATERIALS CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,185	8,329	1.06	8,329	None
Stock	PLAYNITRIDE INC.	-	Financial assets at fair value through profit or loss, noncurrent	885	177,023	0.83	177,023	None
Stock	ETREEGO CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,105	39,995	0.80	39,995	None
Stock	SIMPLO TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,422	564,726	0.77	564,726	None
Stock	ITH CORP.	-	Financial assets at fair value through profit or loss, noncurrent	3,378	185,114	0.69	185,114	None
Stock	TXC CORP.	-	Financial assets at fair value through profit or loss, noncurrent	1,978	198,788	0.58	198,788	None
Stock	POWTEC ELECTROCHEMICAL CORP.	-	Financial assets at fair value through profit or loss, noncurrent	6,470	-	0.46	-	None
Stock	HANDA PHARMACEUTICALS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	588	44,042	0.42	44,042	None
Convertible bonds	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-	30,976	-	30,976	None
Capital-Preferred stock	CHIPBETTER MICROELECTRONICS INC.	-	Financial assets at fair value through profit or loss, noncurrent	672	98,707	-	98,707	None
Capital-Preferred stock	CANAANTEK CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	190	45,696	-	45,696	None
Capital-Preferred stock	TBSTEST TECHNOLOGIES CO., LTD. (formerly HEFEI TBSTEST TECHNOLOGIES CO., LTD)	-	Financial assets at fair value through profit or loss, noncurrent	908	31,644	-	31,644	None
Capital-Preferred stock	LINSI MICROELECTRONICS (SHENZHEN) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	459	37,691	-	37,691	None
Capital-Preferred stock	WUHAN JIMU INTELLIGENT TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	41	21,576	-	21,576	None
Capital-Preferred stock	ZHEJIANG SAXUM SEMICONDUCTOR TECHNOLOGY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	280	30,011	-	30,011	None
Capital-Preferred stock	NINGBO JSAB SEMICONDUCTOR CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	115	30,909	-	30,909	None
Capital-Preferred stock	MZ OPTOELECTRONIC TECHNOLOGY (SHANGHAI) CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	118	24,751	-	24,751	None
Stock-preferred stock	YOUJIA GROUP LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,685	-	-	-	None
Stock-preferred stock	ALO7 LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,377	-	-	-	None
Stock-preferred stock	ADWO MEDIA HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	5,332	-	-	-	None
Stock-preferred stock	IMO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,519	-	-	-	None
Stock-preferred stock	GAME VIDEO LTD.	-	Financial assets at fair value through profit or loss, noncurrent	279	-	-	-	None
Stock-preferred stock	EJOULE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	50,767	285,594	-	285,594	None
Stock-preferred stock	TURNING POINT LASERS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,000	20,263	-	20,263	None
Stock-preferred stock	SILC TECHNOLOGIES, INC.	-	Financial assets at fair value through profit or loss, noncurrent	2,393	34,315	-	34,315	None

115

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

TLC CAPITAL CO., LTD.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-preferred stock	SINO APPLIED TECHNOLOGY TAIWAN CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	1,455		$34,083	-		$34,083	None
Stock-preferred stock	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	249		33,886	-		33,886	None
Stock-preferred stock	XMEMS LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,494		134,037	-		134,037	None
Stock-preferred stock	ZENTERA SYSTEMS INC.	-	Financial assets at fair value through profit or loss, noncurrent	294		32,730	-		32,730	None
Stock-preferred stock	UVEYE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	602		163,650	-		163,650	None
Simple Agreement for Future Equity	RAMON SPACE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	-		65,460	-		65,460	None
Fund	OAK HILL OPPORTUNITIES FUND, SEGREGATED PORTFOLIO	-	Prepayments for investments	-		7,135	-		N/A	None

UMC CAPITAL CORP.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SILICON CATALYST VENTURE FUND, LLC - SERIES 1	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,979	14.63	USD	1,979	None
Capital	TRANSLINK MANAGEMENT III, L.L.C.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	297	14.33	USD	297	None
Fund	TRANSLINK CAPITAL PARTNERS III, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	11,893	11.47	USD	11,893	None
Fund	TRANSLINK CAPITAL PARTNERS IV, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	18,230	8.87	USD	18,230	None
Stock	OCTTASIA INVESTMENT HOLDING INC.	-	Financial assets at fair value through profit or loss, noncurrent	5,594	USD	13,537	7.76	USD	13,537	None
Stock	ALL-STARS SP IV LTD.	-	Financial assets at fair value through profit or loss, noncurrent	7	USD	6,759	5.03	USD	6,759	None
Fund	TRANSLINK CAPITAL PARTNERS II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,923	4.53	USD	3,923	None
Stock	CNEX LABS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	454		-	4.43		-	None
Fund	GROVE VENTURES II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	2,989	3.25	USD	2,989	None
Fund	TRANSLINK CAPITAL PARTNERS V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	1,970	2.20	USD	1,970	None
Fund	SIERRA VENTURES XI, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	12,393	1.76	USD	12,393	None
Fund	STORM VENTURES FUND V, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	9,548	1.69	USD	9,548	None
Stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	237	USD	12	1.39	USD	12	None
Fund	SIERRA VENTURES XII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	3,112	1.38	USD	3,112	None
Fund	SIERRA VENTURES XIII, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	615	1.13	USD	615	None
Stock	APPIER GROUP INC.	-	Financial assets at fair value through profit or loss, noncurrent	320	USD	2,992	0.32	USD	2,992	None
Fund	7V AI CAPITAL LLC	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	18,812	-	USD	18,812	None

116

ATTACHMENT 4 (Securities held as of December 31, 2024) (Excluding subsidiaries, associates and joint ventures)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UMC CAPITAL CORP.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock-preferred stock	ACHIEVE MADE INTERNATIONAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,644	USD	765	-	USD	765	None
Stock-preferred stock	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	8,520	USD	4,853	-	USD	4,853	None
Stock-preferred stock	SENSIFREE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	614		-	-		-	None
Stock-preferred stock	DCARD HOLDINGS LTD.	-	Financial assets at fair value through profit or loss, noncurrent	30,075	USD	6,635	-	USD	6,635	None
Stock-preferred stock	SIFOTONICS TECHNOLOGIES CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	3,500	USD	4,335	-	USD	4,335	None
Stock-preferred stock	NEVO ENERGY, INC.	-	Financial assets at fair value through profit or loss, noncurrent	4,980		-	-		-	None
Stock-preferred stock	NEXENTA SYSTEMS, INC.	-	Financial assets at fair value through profit or loss, noncurrent	6,555		-	-		-	None
Stock-preferred stock	EAST VISION TECHNOLOGY LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,770		-	-		-	None
Stock-preferred stock	BLUESPACE.AI, INC.	-	Financial assets at fair value through profit or loss, noncurrent	533	USD	1,909	-	USD	1,909	None
Stock-preferred stock	REED SEMICONDUCTOR CORP.	-	Financial assets at fair value through profit or loss, noncurrent	4,114	USD	6,376	-	USD	6,376	None
Stock-preferred stock	A.A.A TARANIS VISUAL LTD.	-	Financial assets at fair value through profit or loss, noncurrent	490	USD	4,729	-	USD	4,729	None
Stock-preferred stock	NEUROBLADE LTD.	-	Financial assets at fair value through profit or loss, noncurrent	2,907	USD	8,217	-	USD	8,217	None
Stock-preferred stock	HYPERLIGHT CORP.	-	Financial assets at fair value through profit or loss, noncurrent	249	USD	4,036	-	USD	4,036	None
Stock-preferred stock	AMMAX BIO, INC.	-	Financial assets at fair value through profit or loss, noncurrent	493	USD	879	-	USD	879	None
Stock-preferred stock	CLEARMIND BIOMEDICAL, INC.	-	Financial assets at fair value through profit or loss, noncurrent	400	USD	807	-	USD	807	None
Stock-preferred stock	NOTRAFFIC LTD.	-	Financial assets at fair value through profit or loss, noncurrent	741	USD	1,390	-	USD	1,390	None
Stock-preferred stock	SILICON BOX PTE. LTD.	-	Financial assets at fair value through profit or loss, noncurrent	156	USD	7,111	-	USD	7,111	None
Stock-preferred stock	DREAMBIG SEMICONDUCTOR INC.	-	Financial assets at fair value through profit or loss, noncurrent	3,296	USD	4,000	-	USD	4,000	None
Convertible bonds	ATSCALE, INC.	-	Financial assets at fair value through profit or loss, noncurrent	-	USD	727	-	USD	727	None

TERA ENERGY DEVELOPMENT CO., LTD.
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Stock	TIAN TAI PHOTOELECTRICITY CO., LTD.	-	Financial assets at fair value through profit or loss, noncurrent	348		$6,235	1.18		$6,235	None

SINO PARAGON LIMITED
				December 31, 2024
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Carrying amount		Percentage of ownership (%)	Fair value/ Net assets value		Shares as collateral (thousand)
Fund	SPARKLABS GLOBAL VENTURES FUND I, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		$118,056	11.13		$118,056	None
Fund	SPARKLABS KOREA FUND II, L.P.	-	Financial assets at fair value through profit or loss, noncurrent	-		42,631	5.00		42,631	None

117

ATTACHMENT 5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note)
Stock	FARADAY TECHNOLOGY CORPORATION	Investments accounted for under the equity method	Purchase of newly issued shares	Associate	34,240	$2,001,769	1,723	$533,973	-	$-	$-	$-	35,963	$2,492,118
Stock	UMC CAPITAL CORP.	Investments accounted for under the equity method	Purchase of newly issued shares	Subsidiary	71,663	4,708,077	22,000	702,900	-	-	-	-	93,663	5,987,752

Note: The carrying amount of investments accounted for under the equity method include adjustments under the equity method.

UMC CAPITAL CORP.
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount
Fund	7V AI CAPITAL LLC	Financial assets at fair value through profit or loss, noncurrent	7V AI CAPITAL LLC	-	-	USD -	-	USD 20,000	-	USD -	USD -	USD -	-	USD 18,812

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
Type of securities	Name of the securities	Financial statement account	Counterparty	Relationship	Beginning balance		Addition		Disposal				Ending balance
					Units (thousand)/ bonds/shares (thousand)	Amount (Note 1)	Units (thousand)/ bonds/shares (thousand)	Amount	Units (thousand)/ bonds/shares (thousand)	Amount	Cost (Note 1)	Gain (Loss) from disposal	Units (thousand)/ bonds/shares (thousand)	Amount (Note 2)
Capital	UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Investments accounted for under the equity method	SIS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	-	RMB 108,082	-	RMB -	-	RMB 77,000	RMB 76,921	RMB 79	-	RMB -

Note 1: The carrying amount of investments accounted for under the equity method include adjustments under the equity method.
Note 2: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

118

ATTACHMENT 6 (Acquisition of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Where counterparty is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

119

ATTACHMENT 7 (Disposal of individual real estate with amount exceeding the lower of NT$300 million or 20 percent of the capital stock for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Names of properties	Transaction date	Date of original acquisition	Carrying amount	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments

None

120

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Subsidiary	Sales		$58,145,772	32%	Net 60 days	N/A	N/A		$6,970,670	30%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Subsidiary	Sales		1,210,478	1%	Net 30 days	N/A	N/A		12,623	0%
FARADAY TECHNOLOGY CORPORATION	Associate	Sales		1,087,158	1%	Month-end 60 days	N/A	N/A		159,574	1%
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	Sales		770,158	0%	Month-end 60 days	N/A	N/A		147,856	1%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Subsidiary/Associate	Sales		493,438	0%	Net 30 days	N/A	N/A		8,174	0%	Note

Note:In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

UMC GROUP (USA)
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	Parent company	Purchases	USD	1,746,770	91%	Net 60 days	N/A	N/A	USD	211,749	88%
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Associate	Purchases	USD	141,041	7%	Net 60 days	N/A	N/A	USD	19,667	8%
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	USD	20,126	1%	Net 60 days	N/A	N/A	USD	4,301	2%
WAVETEK MICROELECTRONICS CORPORATION	Associate	Purchases	USD	10,933	1%	Net 60 days	N/A	N/A	USD	994	0%
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Associate	Purchases	USD	7,555	0%	Net 60 days	N/A	N/A	USD	973	0%

UNITED SEMICONDUCTOR JAPAN CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	JPY	22,409,625	30%	Net 60 days	N/A	N/A	JPY	3,432,510	18%

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

FARADAY TECHNOLOGY CORPORATION	Associate	Sales	RMB	275,707	5%	Month-end 60 days	N/A	N/A	RMB	66,030	8%
UMC GROUP (USA)	Associate	Sales	RMB	143,537	3%	Net 60 days	N/A	N/A	RMB	30,915	4%
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Associate	Sales	RMB	102,462	2%	Month-end 30 days	N/A	N/A	RMB	79	0%	Note

Note: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD. Please refer to Note 7 of consolidated financial statements.

121

ATTACHMENT 8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the year ended December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

WAVETEK MICROELECTRONICS CORPORATION
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales		$397,260	21%	Net 60 days	N/A	N/A		$39,086	28%

HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UMC GROUP (USA)	Associate	Sales	RMB	54,044	2%	Net 60 days	N/A	N/A	RMB	6,991	2%

UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
		Transactions					Details of non-arm's length transaction		Notes and accounts receivable (payable)			Note
Counterparty	Relationship	Purchases (Sales)	Amount		Percentage of total purchases (sales)	Term	Unit price	Term	Balance		Percentage of total receivables (payable)

UNITED MICROELECTRONICS CORPORATION	The ultimate parent of the Company	Purchases	RMB	28,459	44%	Net 30 days	N/A	N/A	RMB	1,408	52%	Note
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Associate	Purchases	RMB	27,825	43%	Month-end 30 days	N/A	N/A	RMB	755	28%	Note

Note: In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.  Please refer to Note 7 of consolidated financial statements.

Relevant information was also disclosed until the disposal date.

122

ATTACHMENT 9 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION

		Ending balance								Turnover rate (times)	Overdue receivables			Amount received in subsequent period		Loss allowance

Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total			Amount		Collection status

UMC GROUP (USA)	Subsidiary	$-			$6,970,670	$63			$6,970,733	9.09	$-		-		$6,975,706		$4,972
FARADAY TECHNOLOGY CORPORATION	Associate	-			159,574	-			159,574	7.61	-		-		82,738		17
ARTERY TECHNOLOGY CORPORATION, LTD.	Associate	-			147,856	-			147,856	8.16	20,050		Collection in subsequent period		79,139		16

UNITED SEMICONDUCTOR JAPAN CO., LTD.

		Ending balance								Turnover rate (times)	Overdue receivables			Amount received in subsequent period		Loss allowance

Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total			Amount		Collection status

UMC GROUP (USA)	Associate	JPY	-	JPY	3,432,510	JPY	-	JPY	3,432,510	8.92	JPY	-	-	JPY	3,432,510	JPY	-

UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.

		Ending balance								Turnover rate (times)	Overdue receivables			Amount received in subsequent period		Loss allowance

Counterparty	Relationship	Notes receivable		Accounts receivable		Other receivables		Total			Amount		Collection status

FARADAY TECHNOLOGY CORPORATION	Associate	RMB	-	RMB	66,030	RMB	-	RMB	66,030	5.16	RMB	-	-	RMB	26,913	RMB	1
UMC GROUP (USA)	Associate	RMB	-	RMB	30,915	RMB	-	RMB	30,915	8.19	RMB	-	-	RMB	16,539	RMB	0

123

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

UNITED MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UMC GROUP (USA)	USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$2,518,096	$156,950	$156,950
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	Marketing support activities	USD	5,421	USD	5,421	9	100.00	180,643	9,437	9,437
UMC CAPITAL CORP.	Cayman Islands	Investment holding	USD	103,500	USD	81,500	93,663	100.00	5,987,752	237,126	237,126
GREEN EARTH LIMITED	Samoa	Investment holding	USD	1,549,000	USD	1,549,000	1,549,000	100.00	26,483,790	4,498,350	4,498,350
TLC CAPITAL CO., LTD.	Taipei City, Taiwan	Venture capital		4,610,000		4,610,000	460,109	100.00	5,117,091	158,258	158,258
UMC INVESTMENT (SAMOA) LIMITED	Samoa	Investment holding	USD	1,520	USD	1,520	1,520	100.00	49,436	4,930	4,930
FORTUNE VENTURE CAPITAL CORP.	Taipei City, Taiwan	Consulting and planning for venture capital		3,440,053		3,440,053	613,549	100.00	7,255,151	(280,868)	(280,868)
UMC KOREA CO., LTD.	Korea	Marketing support activities	KRW	550,000	KRW	550,000	110	100.00	27,067	1,880	1,880
OMNI GLOBAL LIMITED	Samoa	Investment holding	USD	4,300	USD	4,300	4,300	100.00	885,002	29,354	29,354
SINO PARAGON LIMITED	Samoa	Investment holding	USD	2,600	USD	2,600	2,600	100.00	168,514	8,666	8,666
BEST ELITE INTERNATIONAL LIMITED	British Virgin Islands	Investment holding	USD	309,102	USD	309,102	664,966	100.00	38,382,917	5,580,728	5,580,728
UNITED SEMICONDUCTOR JAPAN CO., LTD.	Japan	Sales and manufacturing of integrated circuits	JPY	64,421,068	JPY	64,421,068	116,247	100.00	25,989,019	1,322,267	1,322,267
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		1,903,741		1,903,741	148,112	78.90	884,163	(520,030)	(411,824)
MTIC HOLDINGS PTE. LTD.	Singapore	Investment holding	SGD	12,000	SGD	12,000	12,000	45.44	-	(52,643)	-
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	556,610	(260,195)	(109,282)
TRIKNIGHT CAPITAL CORPORATION	Taipei City, Taiwan	Investment holding		1,109,500		1,654,446	154,734	40.00	1,298,112	(129,485)	(51,794)
HSUN CHIEH INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		317,045		326,641	1,133,163	36.49	11,654,611	(1,617,770)	(590,292)
YANN YUAN INVESTMENT CO., LTD.	Taipei City, Taiwan	Investment holding		2,300,000		2,300,000	234,600	26.78	10,067,226	990,996	265,342
SILICON INTEGRATED SYSTEMS CORP.	Hsinchu City, Taiwan	Research, manufacturing and sales of integrated circuits		3,527,742		5,427,295	92,648	19.02	2,977,838	498,961	88,282
FARADAY TECHNOLOGY CORPORATION	Hsinchu City, Taiwan	Design of application-specific integrated circuit		572,891		38,918	35,963	13.80	2,492,118	1,041,465	142,616
UNIMICRON TECHNOLOGY CORP.	Taoyuan City, Taiwan	Manufacturing of PCB		2,775,835		2,775,835	198,878	13.01	13,853,588	5,082,063	485,732

124

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

FORTUNE VENTURE CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TERA ENERGY DEVELOPMENT CO., LTD.	Hsinchu City, Taiwan	Energy Technical Services		$100,752		$100,752	10,858	94.93		$126,366		$5,239		$5,109
PURIUMFIL INC.	Hsinchu City, Taiwan	Chemicals and filtration products & Microcontamination control service		10,000		10,000	1,000	40.00		12,423		4,589		1,836
UNITED LED CORPORATION HONG KONG LIMITED	Hongkong	Investment holding	USD	22,500	USD	22,500	22,500	25.14		101,468		17,802		4,475
WAVETEK MICROELECTRONICS CORPORATION	Hsinchu County, Taiwan	Sales and manufacturing of integrated circuits		8,856		8,856	1,194	0.64		7,746		(520,030)		(3,319)

TLC CAPITAL CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

SOARING CAPITAL CORP.	Samoa	Investment holding	USD	900	USD	900	900	100.00		$13,177		$1,068		$1,068
HSUN CHIEH CAPITAL CORP.	Samoa	Investment holding	USD	8,000	USD	8,000	8,000	40.00		266,066		40,902		16,361
VSENSE CO., LTD.	Taipei City, Taiwan	Medical devices, measuring equipment, reagents and consumables		95,916		95,916	4,251	23.98		-		(16,039)		-

UMC CAPITAL CORP.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

TRANSLINK CAPITAL PARTNERS I, L.P.	Cayman Islands	Investment holding	USD	3,473	USD	3,853	-	10.38	USD	1,239	USD	58,996	USD	4,901

TERA ENERGY DEVELOPMENT CO., LTD.
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

EVERRICH ENERGY INVESTMENT (HK) LIMITED	Hongkong	Investment holding	USD	460	USD	750	460	100.00		$21,138		$3,231		$3,231

WAVETEK MICROELECTRONICS CORPORATION
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

WAVETEK MICROELECTRONICS CORPORATION (USA)	USA	Marketing service	USD	60	USD	60	60	100.00		$3,086		$(21)		$(21)

125

ATTACHMENT 10 (Names, locations and related information of investee companies as of December 31, 2024) (Not including investment in Mainland China)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

BEST ELITE INTERNATIONAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

INFOSHINE TECHNOLOGY LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$39,260,225	$5,582,054	$5,582,054

INFOSHINE TECHNOLOGY LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

OAKWOOD ASSOCIATES LIMITED	British Virgin Islands	Investment holding	USD	354,000	USD	354,000	-	100.00	$39,260,225	$5,582,054	$5,582,054

OMNI GLOBAL LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROTECHNOLOGY CORPORATION (CALIFORNIA)	USA	Research & Development	USD	1,000	USD	1,000	0	100.00	$49,746	$4,069	$4,069
ECP VITA PTE. LTD.	Singapore	Insurance	USD	9,000	USD	9,000	9,000	100.00	816,105	24,104	24,104

GREEN EARTH LIMITED
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2024			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Carrying amount

UNITED MICROCHIP CORPORATION	Cayman Islands	Investment holding	USD	1,546,050	USD	1,546,050	1,546,050	100.00	$27,886,509	$4,495,443	$4,495,443

126

ATTACHMENT 11 (Investment in Mainland China as of December 31, 2024)
(Amount in thousand, Currency denomination in NTD or in foreign currencies)

Investee company	Main businesses and products	Total amount of paid-in capital		Method of investment (Note 1)	Accumulated outflow of investment from Taiwan as of January 1, 2024		Investment flows			Accumulated outflow of investment from Taiwan as of December 31, 2024				Percentage of ownership	Investment income (loss) recognized (Note 2)		Carrying amount as of December 31, 2024		Accumulated inward remittance of earnings as of December 31, 2024
							Outflow	Inflow				Net income (loss) of investee company
UNITRUTH ADVISOR (SHANGHAI) CO., LTD.	Investment Holding and advisory	(USD	$26,184 800)	(ii)SOARING CAPITAL CORP.	(USD	$26,184 800)	$-		$-	(USD	$26,184 800)		$1,097	100.00%		$1,097 (iii)		$13,135		$-
EVERRICH (JINING) NEW ENERGY TECHNOLOGY CO., LTD. (formerly EVERRICH (SHANDONG) ENERGY CO., LTD.)	Solar engineering integrated design services	(USD	14,761 451)	(ii)EVERRICH ENERGY INVESTMENT (HK) LIMITED	(USD	24,548 750)	-	(USD	9,492 290)	(USD	15,056 460)		2,512	100.00%		2,512 (ii)		20,805	(USD	163,585 4,998)
UNITED LED CORPORATION	Research, manufacturing and sales in LED epitaxial wafers	(USD	2,749,320 84,000)	(ii)UNITED LED CORPORATION HONG KONG LIMITED	(USD	662,783 20,250)	-		-	(USD	662,783 20,250)	(RMB	16,855 3,785)	25.14%	(RMB	4,239 952) (ii)	(RMB	97,984 22,004)		-
HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	14,005,994 3,145,294)	(ii)OAKWOOD ASSOCIATES LIMITED	(USD	10,116,908 309,102)	-		-	(USD	10,116,908 309,102)	(RMB	5,476,371 1,229,816)	99.9985% (Note 4)	(RMB	5,476,286 1,229,797) (ii)	(RMB	38,350,990 8,612,394)		-
UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.	Design support of integrated circuits	(RMB	133,590 30,000)	(iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.		-	-		-		-	(RMB	142,144 31,921) (Note 5)	- (Note 5)	(RMB	142,140 31,920) (iii)		- (Note 5)		-
UNITED SEMICONDUCTOR (XIAMEN) CO., LTD.	Sales and manufacturing of integrated circuits	(RMB	72,128,777 16,197,794)	(ii)UNITED MICROCHIP CORPORATION and (iii)HEJIAN TECHNOLOGY (SUZHOU) CO., LTD.	(USD	50,247,554 1,535,214) (Note 6)	-		-	(USD	50,247,554 1,535,214) (Note 6)	(RMB	7,087,128 1,591,540)	99.9994%	(RMB	7,087,088 1,591,531) (ii)	(RMB	43,954,993 9,870,872)		-

Accumulated investment in Mainland China as of December 31, 2024		Investment amounts authorized by Investment Commission, MOEA			Upper limit on investment

$61,068,485 (USD 1,865,826)			$92,213,240 (USD 2,817,392)			$226,757,035

Note 1 :	The methods for engaging in investment in Mainland China include the following:
(i) Direct investment in Mainland China.
(ii) Indirectly investment in Mainland China through companies registered in a third region (Please specify the name of the company in third region).
(iii) Other methods.
Note 2 :	The investment income (loss) recognized in current period, the investment income (loss) were determined based on the following basis:
(i) The financial statements were audited by an international certified public accounting firm in cooperation with an R.O.C. accounting firm.
(ii) The financial statements were audited by the auditors of the parent company.
(iii) Others.
Note 3 :	Initial investment amounts denominated in foreign currencies are translated into New Taiwan Dollars using the spot rates at the financial report date.
Note 4 :	The Company indirectly invested in HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. via investment in BEST ELITE INTERNATIONAL LIMITED, an equity investee. The investment has been approved by the Investment Commission, MOEA in the total amount of USD 383,569 thousand. As of December 31, 2024, the amount of investment has been all remitted.
Note 5 :	In August 2024, HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. has disposed of its 100% of ownership interest in the subsidiary, UNITEDDS SEMICONDUCTOR (SHANDONG) CO., LTD.
Please refer to Note 7 of consolidated financial statements. Relevant information was also disclosed until the disposal date.
Note 6 :	The investment to UNITED SEMICONDUCTOR (XIAMEN) CO., LTD. (USCXM) from HEJIAN TECHNOLOGY (SUZHOU) CO., LTD. and indirectly invested in USCXM via investment in GREEN EARTH LIMITED.
The consent to invest in USCXM's investment has been approved by the Investment Commission, MOEA in the total amount of USD 2,412,313 thousand. As of December 31, 2024, the amount of investment has been all remitted.

127

ATTACHMENT 12 (Information of major shareholders as of December 31, 2024)

UNITED MICROELECTRONICS CORPORATION
Name	Number of shares	Percentage of ownership (%)

Capital Tip Customized Taiwan Select High Dividend ETF	674,462,000	5.36

128